FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER CHILE

Financial Statements

June 30, 2018

CONTENTS

Independent Auditors’ Review Report

Consolidated interim statements of financial position

Consolidated interim statements of income for the period

Consolidated interim statements of comprehensive income for the period

Consolidated interim statements of changes in equity

Consolidated interim statements of cash flows

Notes to the consolidated interim financial statements

$	- Chilean Pesos
ThCh$	- Thousands of Chilean pesos
UF	- Unidades de fomento
US$	- US Dollar

INDEPENDENT AUDITORS’ REVIEW REPORT

(A free translation from the original in Spanish)

Santiago, July 30, 2018

To the Shareholders and Directors of

Banco Santander Chile

We have reviewed the accompanying consolidated interim financial statements of Banco Santander Chile and its subsidiaries, wich comprise the interim consolidated statements of financial position as of June 30, 2018, the interim consolidated statements of income and other comprehensive income for six-month period ended June 30, 2018 and 2017, and the related interim consolidated statements of cash flows and changes in equity for the six-month period then ended, and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Consolidated interim financial statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditors’ Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

Santiago, July 30, 2018

Banco Santander Chile

2

Other Matter – Consolidated statement of financial position as of December 31, 2017

On February 27, 2018 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2017 of Banco Santander Chile and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2017 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Claudio Gerdtzen S.

Partner

CONTENT

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of June 30,	As of December 31,
		2018	2017
		(Unaudited)
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	1,450,015	1,452,922
Cash items in process of collection	5	745,532	668,145
Trading investments	6	273,568	485,736
Investments under resale agreements		1,746	-
Financial derivative contracts	7	2,233,818	2,238,647
Interbank loans, net	8	29,736	162,599
Loans and accounts receivables from customers, net	9	28,399,121	26,747,542
Available for sale investments	10	2,909,127	2,574,546
Held to maturity investments		-	-
Investments in associates and other companies		30,292	27,585
Intangible assets	11	61,056	63,219
Property, plant, and equipment	12	230,572	242,547
Current taxes	13	10,623	-
Deferred taxes	13	380,610	385,608
Other assets	14	833,422	755,183
TOTAL ASSETS		37,589,238	35,804,279
LIABILITIES
Deposits and other demand liabilities	15	8,127,758	7,768,166
Cash items in process of being cleared	5	717,175	486,726
Obligations under repurchase agreements		110,585	268,061
Time deposits and other time liabilities	15	12,681,594	11,913,945
Financial derivative contracts	7	2,072,108	2,139,488
Interbank borrowing		1,553,212	1,698,357
Issued debt instruments	16	8,020,395	7,093,653
Other financial liabilities	16	249,547	242,030
Current taxes	13	-	6,435
Deferred taxes	13	22,643	9,663
Provisions	18	206,306	324,329
Other liabilities	19	784,785	745,363
TOTAL LIABILITIES		34,546,108	32,696,216
EQUITY
Attributable to the equity holders of the Bank		2,999,879	3,066,180
Capital	21	891,303	891,303
Reserves	21	1,923,022	1,781,818
Valuation adjustments	21	(28,318)	(2,312)
Retained earnings		213,872	395,371
Retained earnings from prior years		-	-
Income for the period		305,531	564,815
Minus: Provision for mandatory dividends		(91,659)	(169,444)
Non-controlling interest	23	43,251	41,883
TOTAL EQUITY		3,043,130	3,108,063

TOTAL LIABILITIES AND EQUITY		37,589,238	35,804,279

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    3

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended

		As of June 30, (Unaudited)
		2018	2017
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	24	1,088,772	1,074,843
Interest expense	24	(388,727)	(412,234)

Net interest income		700,045	662,609

Fee and commission income	25	246,548	230,862
Fee and commission expense	25	(92,230)	(86,201)

Net fee and commission income		154,318	144,661

Net income (expense) from financial operations	26	(8,853)	4,899
Net foreign exchange gain	27	50,634	67,238
Other operating income	32	24,564	29,068

Net operating profit before provision for loan losses		920,708	908,475

Provision for loan losses	28	(155,406)	(150,372)

NET OPERATING PROFIT		765,302	758,103

Personnel salaries and expenses	29	(193,577)	(194,026)
Administrative expenses	30	(124,865)	(112,865)
Depreciation and amortization	31	(38,440)	(36,400)
Impairment of property, plant, and equipment	31	(39)	(349)
Other operating expenses	32	(19,852)	(53,998)

Total operating expenses		(376,773)	(397,638)

OPERATING INCOME		388,529	360,465

Income from investments in associates and other companies		3,001	1,605

Income before tax		391,530	362,070

Income tax expense	13	(84,584)	(68,351)

NET INCOME FOR THE PERIOD		306,946	293,719

Attributable to:
Equity holders of the Bank		305,531	292,811
Non-controlling interest	23	1,415	908
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	21	1.621	1.554
Diluted earnings	21	1.621	1.554

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    4

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD

For the periods ended

		As of June 30, (Unaudited)
		2018	2017
	NOTE	MCh$	MCh$

NET INCOME FOR THE PERIOD		306,946	293,719
OTHER COMPREHENSIVE INCOME - ITEMS WHICH WILL BE RECLASSIFIED TO PROFIT OR LOSS

Available for sale investments	10	(2,487)	9,315
Cash flow hedge	21	(33,239)	4,643

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(35,726)	13,958
Income tax related to items which may be reclassified subsequently to profit or loss	13	9,672	(3,704)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(26,054)	10,254
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED TO PROFIT OR LOSS		-	-
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD		280,892	303,973

Attributable to:
Equity holders of the Bank		279,525	303,256
Non-controlling interest	23	1,367	717

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    5

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended June 30, 2018 and 2017 (Unaudited)

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Hedge cash flow	Income tax effects	Prior years retained earnings	Income for the period	Provision for mandatory dividends	Total attributable to equity holders of the Bank	(*) Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047
Distribution of income from previous period	-	-	-	-	-	-	472,351	(472,351)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	472,351	-	(141,700)	2,868,706	29,341	2,898,047
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,645)	-	-	(330,645)	-	(330,645)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	53,857	53,857	-	53,857
Subtotals	-	141,706	-	-	-	-	(472,351)	-	53,857	(276,788)	-	(276,788)
Other comprehensive income	-	-	-	9,655	4,643	(3,777)	-	-	-	10,521	(191)	10,330
Income for the period	-	-	-	-	-	-	-	292,811	-	292,811	908	293,719
Subtotals	-	-	-	9,655	4,643	(3,777)	-	292,811	-	303,332	717	304,049
Equity as of June 30, 2017	891,303	1,784,042	(2,224)	16,104	6,931	(5,874)	-	292,811	(87,843)	2,895,250	30,058	2,925,308

Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	-	(564,815)	(169,444)	3,066,180	41,883	3,108,063
Distribution of income from previous year	-	-	-	-	-	-	564,815	(564,815)	-	-	-	-
Equity as of January 1, 2018	891,303	1,784,042	(2,224)	459	(3,562)	791	564,815	-	(169,444)	3,066,180	41,883	3,108,063
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with own shares	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distributions/ withdrawals made	-	-	-	-	-	-	(423,611)	-	-	(423,611)	-	(423,611)
Other equity movements	-	141,204	-	-	-	-	(141,204)	-	-	-	1	1
Provision for mandatory dividends	-	-	-	-	-	-	-	-	77,785	77,785	-	77,785
Subtotals	-	141,204	-	-	-	-	(564,815)	-	77,785	(345,826)	1	(345,825)
Other comprehensive income	-	-	-	(2,449)	(33,239)	9,682	-	-	-	(26,006)	(48)	(26,054)
Income for the period	-	-	-	-	-	-	-	305,531	-	305,531	1,415	306,946
Subtotals	-	-	-	(2,449)	(33,239)	9,682	-	305,531	-	279,525	1,367	280,892
Equity as of June 30, 2018	891,303	1,925,246	(2,224)	(1,990)	(36,801)	10,473	-	305,531	(91,659)	2,999,879	43,251	3,043,130

(*) See note 1 b) for non-controlling interest.

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Distributed Percentage	Number of shares	Dividend per share (in chilean pesos)
	MCh$	MCh$	MCh$	%

Year 2017 (Shareholders Meeting April 2018)	564,815	141,204	423,611	75	188,446,126,794	2.248

Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

The accompanying notes 1 to 35 form an integral part of the consolidated interim financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    6

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		As of June 30, (Unaudited)
		2018	2017
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE PERIOD		306,946	293,719
Debits (credits) to income that do not represent cash flows		(604,602)	(754,906)
Depreciation and amortization	31	38,440	36,400
Impairments of property, plant, and equipment and intangibles	31	39	349
Provision for loan losses	28	200,663	190,457
Provision from trading investments mark to market		1,438	(160,238)
Income from investments in associates and other companies		(3,001)	(1,605)
Net gain on sale of assets received in lieu of payment	32	(12,216)	(14,961)
Provision on assets received in lieu of payment	32	1,177	2,463
Net gain on sale of associates and other companies		-	-
Net gain on sale of controlled companies		-	-
Net gain on sale of property, plant, and equipment	32	(250)	(1,105)
Charge off of assets received in lieu of payment	32	7,879	16,831
Net interest income	24	(700,045)	(662,609)
Net fee and commission income	25	(154,318)	(144,661)
Other debits (credits) to income that do not represent cash flows		(11,576)	(8,553)
Changes in deferred taxes	13	27,168	(7,674)
Increase/decrease in operating assets and liabilities		641,290	(159,756)
(Increase) decrease of loans and accounts receivables from customers, net		(1,640,904)	(13,214)
(Increase) decrease of financial investments		(122,413)	915,714
Decrease (increase) due to resale agreements (assets)		(1,746)	6,736
Decrease (increase) of interbank loans		132,863	37,123
(Increase) decrease of assets received or awarded in lieu of payment		2,413	12,674
Increase (decrease) of debits in customers checking accounts		154,475	(281,714)
Increase (decrease) of time deposits and other time liabilities		767,649	(1,092,425)
Increase (decrease) of obligations with domestic banks		(480)	(165,436)
Increase (decrease) of other demand liabilities or time obligations		205,117	(61,708)
Increase (decrease) of obligations with foreign banks		(144,664)	79,925
Increase (decrease) of obligations with Central Bank of Chile		(1)	(1)
Increase (decrease) of obligations under repurchase agreements		(157,476)	(66,867)
Increase (decrease) in other financial liabilities		7,517	4,606
Net increase of other assets and liabilities		(153,794)	49,184
Redemption of letters of credit		(4,681)	(5,716)
Mortgage bond issuances		-	-
Senior bond issuances		981,284	266,616
Redemption of mortgage bonds and payments of interest		(2,935)	(2,023)
Redemption of senior bonds and payments of interest		(235,297)	(650,562)
Interest received		1,088,772	1,074,843
Interest paid		(388,727)	(412,234)
Dividends received from investments in other companies		-	62
Fees and commissions received	25	246,548	230,862
Fees and commissions paid	25	(92,230)	(86,201)
Total cash flow provided by (used in) operating activities		343,634	(620,943)

The accompanying notes 1 to 35 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    7

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended

		As of June 30, (Unaudited)
		2018	2017
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(14,529)	(14,531)
Sales of property, plant, and equipment	12	86	1,449
Purchases of investments in associates and other companies		-	-
Sales of investments in associates and other companies		-	-
Purchases of intangible assets	11	(10,019)	(11,788)
Total cash flow provided by (used in) investment activities		(24,462)	(24,870)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(553,861)	(330,645)
Increase in other obligations		-	-
Subordinated bonds issuance		-	-
Redemption of subordinated bonds and payments of interest		(130,250)	-
Dividends paid		(423,611)	(330,645)
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Total cash flow used in financing activities		(553,861)	(330,645)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(234,689)	(976,458)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		78,720	5,084

F – CASH AND CASH EQUIVALENTS INITIAL BALANCE	5	1,634,341	2,486,199

CASH AND CASH EQUIVALENTS FINAL BALANCE	5	1,478,372	1,514,825

		As of June 30, (Unaudited)
Reconciliation of provisions for the Consolidated Interim Statements of Cash Flows for the periods		2018	2017
		MCh$	MCh$

Provision for loan losses for cash flow purposes		200,663	190,457
Recovery of loans previously charged off		(45,257)	(40,085)
Provision for loan losses - net	28	155,406	150,372

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2017 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	June, 30 2018 MCh$
Subordinated Bonds	773,192	(130,250)	-	-	140,833	-	783,775
Paid dividends	-	(423,611)	-	-	-	-	(423,611)
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	773,192	(553,861)	-	-	140,833	-	360,164

The accompanying notes 1 to 35 form an integral part of these consolidated interim financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    8

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2018, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to “US$“, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Interim Financial Statements contain additional information to support the figures submitted in the Consolidated Interim Statement of Financial Position, Consolidated Interim Statement of Income, Consolidated Interim Statement of Comprehensive Income, Consolidated Interim Statement of Changes in Equity and Consolidated Interim Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements as of June 30, 2018 and 2017 and December 31, 2017, include the financial statements from the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee)
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above.

When the Bank has less than the majority of the voting rights of an investee, it will be considered to have the power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers the following relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, these include:

●	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
●	Potential voting rights held by the Bank, other vote holders or other parties.
●	Rights arising from other contractual agreements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 9

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The consolidation of a subsidiary starts when the Bank obtains control over it and ends when the bank loses this control. So, the income and expenses from a subsidiary acquired or alienated during the period is included in the Consolidated Income Statement and the Consolidated Statement of Other Comprehensive Income from the date in which the Bank obtains control until the date in which the Bank ends its control over the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interest. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transacctions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Interim Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Interim Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of June 30,			As of December 31,			As of June 30,
		Place of Incorporation and operation	2018			2017			2017
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada (*)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 23 – Non-controlling interest.

(*) On July 25, 2018, the entity has stopped carrying out buying and selling operations of foreign currency, the Bank will now take care of these operations.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of June 30, 2018 and 2017 and December 31, 2017 based on the fact that the activities relevant to them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 10

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
			As of June 30,	As of December 31,	As of June 30,
		Place of Incorporation and operation	2018	2017	2017
Associates	Main activity		%	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	14.93
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.07

During the year 2017, the entities Rabobank Chile in Liquidation and Banco París, ceded a portion of its participation to Banco Santander in “Sociedad Operadora de la Cámara de Compensación de pagos de Valores S.A.”, increasing the Bank’s participation to 15.00%.

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander-Chile has a representative in the Board of Directors of such companies, which is why the Administration has concluded that it exercises significant influence over them.

In the case of Servicios de Infraestructura de Mercado OTC S.A. The Bank participates, through its executives, actively in the administration and in the organizational process, which is why the Administration has concluded that it exerts significant influence over it.

iv.    Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)     Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Interim Statement of Income, and separately from shareholders’ equity in the Consolidated Interim Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

d)     Reporting segments

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity).

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 11

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance.
iii.	for which discrete financial information is available.

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is equal to or greater than 10% : (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 “Effects of Variations in Exchange Rates of the Foreign Currency”, has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues.

Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as “Foreign currency”.

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$653.90 per US$1 for June, 2018 (Ch$663.80 per US$1 for June, 2017 and Ch$616.85 per US$1 for December, 2017).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 12

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. As of June 30, 2018 and 2017 and December 31, 2017, Banco Santander did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

-  it has been acquired with the purpose of selling it in the short term; or

-  on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

-  it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

-  such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

-  the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-  it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations’ line item.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 13

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank’s right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

●	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

●	Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

●	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

●	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 14

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

●	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

●	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

●	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities.

Financial liabilities FVTPL

As of June 30, 2018 and December 31, 2017, the bank does not possess any financial liabilities FVTPL.

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Interim Statement of Financial Position:

●	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

●	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

●	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

●	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

●	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

●	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 15

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

●	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

●	Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

●	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Interim Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 16

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank’s credit risk assumed by our counterparties. As of June 30, 2018, the CVA and DVA are Ch$ 8,462 million and Ch$ 14,838 million, respectively.

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of June 30, 2018 and 2017 and as of December 31, 2017 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 17

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Interim Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Interim Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Interim Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 18

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Interim Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are interrupted, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Interim Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Interim Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of June 30, 2018 and 2017 and as of December 31, 2017, no offsetting exists for financial assets or liabilities.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Interim Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 19

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.   If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Interim Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Interim Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Interim Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Interim Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts (Note 24). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Interim Statement of Income using criteria stablished in IFRS 15 “Revenue from contracts with customers”, using retrospectively with the cumulative effect recognised at the date of initial application method and therefore has not restated the prior comparative information, which continues to be reporting under IAS 18 “Revenue recognition”.

Under IFRS 15, the Bank recognize revenue when (or as) satisfied a performance obligations by transferring a service (ie an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

Under IAS 18 “Revenue recognition”, fees and commission income and expense are recognized in according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 20

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main income arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts:includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit:includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services:includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
-	Fees and commissions for management of accounts:includes accrued commissions for the maintenance of checking, savings and other accounts
-	Fees and commissions for collections and payments:includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities:includes income from brokerage, placements, administration and securitie’s custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions:includes income arising from currency changes,financial advisory, cashier check issuance, placement of financial products and onlilne banking services.

The main expense arising from commissions, fees and similar items correspond to:

-	Compensation for card operation:includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions:includes commissions expense for deposits, securities custody service and securitie’s brokerage.
-	Other fees and commissions:includes mainly expenses generayed from online services.

The Bank has incorporated disaggregated revenue disclosure and reportable segment relationship in Note 25.

Additionaly, the Bank maintains certain loyalty programme associated to its credit cards services, for which has deferred a percentage of the consideration received in the statement of financial position to comply with its related performance obligation, or has liquidated on a monthly basis as far they arise.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv. Comissions on loan formalization

Financial commissions that arise from loan formalization, fundamentally the commissions from the opening or study and information, are periodized and registered in the Consolidated Statement of Income throughout the life of the loan.

j)   Impairment

i.    Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 21

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.   Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k) Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.   Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 22

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l) Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Interim Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Consolidated Interim Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Interim Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 23

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under “Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Interim Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Consolidated Interim Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m) Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Interim Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n) Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o) Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 24

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p) Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are the following:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 25

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the SBIF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 26

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 27

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
LTV≤40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40%< LTV ≤80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80%< LTV ≤90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV >90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III.   Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV. Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Consolidated Interim Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Interim Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    28

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

V. Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Interim Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q) Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and

ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent loan risks
-	Provisions for contingencies

r) Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

s) Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    29

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Interim Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 28)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 31)
-	The useful lives of tangible and intangible assets (Notes 11, 12 and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 10 and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 13)

t) Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank’s policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

As of June 30, 2018 and December 31, 2017, the bank has not qualified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Interim Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. On December 31, 2017 the average selling cost has been estimated at 3.4% of the appraisal value (5.1% for December 31, 2016).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    30

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

u) Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of June 30, 2018 and December 31, 2017, the Bank did not have any instruments that generated dilution.

v) Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w) Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Interim Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Interim Statement of Income.

x) Provision for mandatory dividends

As of June 30, 2018 and December 31, 2017, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Statement of Changes in Equity with offset to Provisions.

y) Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    31

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

(b) the performance of plan assets, and;

(c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

z) New accounting pronouncements

I.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board

As of the issue date of these Consolidated Interim Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards Issued by the SBIF

Circular N°3634 - Activos ponderados por riesgo, equivalente de crédito y límites de crédito aplicables a instrumentos derivados compensados y liquidados por una Entidad de Contraparte Central – El 9 de marzo de 2018 la SBIF emitio esta circular con el objeto que los bancos puedan reconocer los efectos de los mecanismos de mitigación de riesgos propios de aquellos sistemas de compensación y liquidación administrados por Entidades de Contraparte Central (ECC), introduciendo un categoria intermedia para clasificar el equivalente de crédito de los instrumentos derivados compensados y liquidados en una ECC, siendo el ponderador de riesgo para estos activos igual a 2%.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    32

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A efectos de determinar el equivalente de crédito de instrumentos derivados compensados y liquidados en una ECC, se deberá tener en cuenta el tipo de relación del Banco con la ECC y el plazo residual del derivado, asi como las garantías y resguardos.

Adicionalmente, la SBIF considera que a las operaciones sobre instrumentos derivados negociados entre bancos constituidos en Chile, incluidas las sucursales de bancos extranjeros, les resulta aplicable el límite de crédito interbancario, aun cuando dichas operaciones posteriormente se compensen y liquiden en una ECC.

Estas modificaciones sonnaplicacbles a partir del 30 de junio de 2018. La Administración ha llevado a cabo las adecuaciones necesarias para cumplir con este requerimiento en tiempo y forma, no existiendo situaciones relevantes que indiquen lo contrario.

2. Accounting Standards issued by the International Accounting Standards Board

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of The income and cash flows generated from an entity’s contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue - Exchange of Advertising Services.

On April 12, 2016, the IASB issued “Clarifications to IFRS 15 Revenue from contracts with customers”, this amendments do not change the underlying principles of the standard, just clarify and offer some additional transition relief. The main topics addressed by this amendment comprise: Indentifying performance obligations, Principal versus agent cosniderations and licensing in addition to transition relief.

This standard was applicable from January 1, 2018, with early application permitted. Management performed a detailed review of items under the scope and its adaptation to the new five-step model of revenue recognition, and conclude that this standard did not have material impact on the Bank’s financial statement.

Amendments to IFRS 2 Classification and measurement of share-based payment transactions – These amendments were published on June 20, 2016, to address issues with:

●	The accounting of share- based payment transactions paid in cash that include a performance condition
●	The classification of share-based transactions
●	Accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

This standard was applicable from January 1, 2018, with early application permitted. Management evaluation conclude that this amendment did not have material impact on the Bank’s financial statement.

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts - The amendments are intended to address concerns about the different effective dates of IFRS 9 and the forthcoming new insurance contracts standard (expected as IFRS 17 within the next six months). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

-	an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”);
-	an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”).

An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9 while an entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. Management evaluation conclude that this amendment did not have material impact on the Bank’s financial statement.

IFRIC 22 Foreign Currency Transactions and Advance Consideration – This interpretations issued on December 8, 2016, clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income. It does not apply when an entity measures the related asset, expense or income on initial recognition at fair value or at the fair value of the consideration received or payed at a date other than the date of initial recognition of the non-monetary asset or non-monetary liability. Also, the Interpretation need not be applied to income taxes, insurance contracts or reinsurance contracts.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    33

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 was effective for annual reporting periods beginning on or after 1 January 2018. Earlier application was permitted. Management evaluation conclude that this amendment did not have material impact on the Bank’s financial statement.

Annual Improvement 2014-2016

IFRS 1 First time adoption of IFRS - Deletion of short-term exemptions for first-time adopters.

IAS 28 Investments in Associates and Joint Ventures - Measuring an associate or joint venture at fair value.

The amendments to IFRS 1 and IAS 28 were effective for annual periods beginning on or after 1 January 2018. Management evaluation conclude that this amendment did not have material impact on the Bank’s financial statement.

New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of June 30, 2018

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of March 31, 2018. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

1. Accounting Standards issued by the Superintendency of Banks and Financial Institutions

As of June 30, 2018, there are no new Accounting Standards issued by the Superintendency of Banks and Financial Institutions.

2. Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity’s business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39.

Notwithstanding the foregoing, there are two differences with respect to IAS 39:

- The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and

- The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    34

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 . Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018.

On November 19, 2013 ASB issued “Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39”, which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, “Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation” was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

This regulation was effective as of January 1, 2018. Early application is allowed. The Administration in accordance with the Superintendency of Banks and Financial Institutions pronouncement, will not apply this standard meantime SBIF does not provide it as a mandatory standard for all Chilean banks.

Sale or Contributions of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - Issued on September 11, 2014, the IASB has published ’Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)’. The amendments address a conflict between the requirements of IAS 28 ‘Investments in Associates and Joint Ventures’ and IFRS 10 ‘Consolidated Financial Statements’ and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

-	requires full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);
-	requires the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

On December 17, 2015 the IASB has published final amendments to “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”. The amendments defer the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize “a right to use an asset” and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019, with early application permitted if IFRS 15 “Customer Contract Revenue” is applied. The Administration is evaluating the potential impact of the adoption of these regulations.

IFRS 17 Insurance contracts – This standard issued on May 18, 2017 replaces the current IFRS 4. IFRS 17 will mainly change accounting for all entities that issue insurance contracts and investment contracts with discretionary participation characteristics. The standard applies to annual periods beginning on or after January 1, 2021, with early application permitted provided IFRS 15, “Revenue from contracts with customers” and IFRS 9, “Financial instruments” is applied. This norm does not apply directly to the bank, but, the Bank participates in the insurance business and will make sure that this norm is correctly applied.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    35

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

IFRIC 23 Uncertainty over Income Tax Treatments – This standard issued on June 7, 2017, clarifies how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about tax treatments. The standard applies to annual periods beginning on or after January 1, 2019, with early application permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Amendments to IAS 28 long-term interest in Associates and Joint Ventures - This standard was issued in October 12, 2017 to clarify that an entity applies IFRS 9 including its impairment requirements, to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted.

Annual Improvements to IFRS Standards 2015–2017 Cycle

This annual improvements issued in December 12, 2017, containing the following amendments:

IFRS 3 Business Combination and IFRS 11 Joint Arrangements – The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interest in that business.

IAS 12 Income taxes – The amendments clarify that all income tax consequences of dividends should be recognized in profit or loss, regardless of how the tax arises.

IAS 23 Borrowing cost – The amendments clarify that if any specific borrowing remain outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted. The Bank’s management has considered that these amendments will not have material impact on the consolidated financial statements of the Bank.

Amendments to IAS 19: Plan amendment, curtailment or settlement - The amendment was issued on February 7, 2018 and include the following changes:

-	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement.
-	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The amendments are effective for periods beginning on or after January 1, 2019, early application is permitted, but must be disclosed. The Bank’s management is evaluating if these amendments will have material impact on the Bank’s consolidated financial statements.

Conceptual framework for financial reporting - Issued on March 29, 2018, the purpose of the Conceptual Framework is to:

(a) assist the International Accounting Standards Board to develop IFRS Standards that are based on consistent concepts;

(b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and

(c) assist all parties to understand and interpret the Standards

The Conceptual Framework is not a Standard and not overrides any Standard or any requirement in a Standard. The revised Conceptual framework introduces the following main improvements:

-	Measurement: concepts on measurement, including factors to be considered when selecting a measurement basis
-	Presentation and disclosure: concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income
-	Derecognition: guidance on when assets and liabilities are removed from financial statements

This framework is effective for periods beginning on or after January 1, 2020. The The Bank’s management is evaluating if this conceptual framework will have material impact on the Bank’s consolidated financial statements.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    36

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 02

ACCOUNTING CHANGES

Starting on January 1, 2018, IFRS 15; revenues from contracts with customers has become effective. In accordance with the Bank activities, income and expenses arising from fees and commission are under the scope of this new standard. Consequently a high deeply review of the fees and comission has been performed, to ensure the five step approach are fully met.

The Bank has ellected to apply retrospectively with the cumulative effect recognised at the date of initial application method, this method allow not to restate prior compare period.

The Bank concludes that there are not quantitative effects, however new disclosure requirements must be adopted. See Note 1 and Note 25.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    37

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 03

SIGNIFICANT EVENTS

As of June 30, 2018, the following significant events have occurred and affected the Bank’s operations and Consolidated Interim Financial Statements.

a) The Board

During Banco Santader Chile’s ordinary board session held on February 27, 2018, the board agreed on the following matters:

–	Due to Vittorio Corbo Lioi’s resignation from the board, who acted as the board’s President, Claudio Melandri Hinojosa has been appointed as Banco Santader Chile’s new board President. For the time being, Claudio Melandri Hinojosa will act as Chief Executive Officer until Februrary 28, 2018 inclusive, in accordance with article 49 N°8 of the General Law of Banks.
–	Miguel Mata Huerta has been named Chief Executive Officer, starting on March 1, 2018.

During Banco Santader Chile’s ordinary board session held on March 27, 2018, the board agreed on the following matters:

–	Due to Roberto Méndez Torres and Roberto Zahler Mayanz resignation from the board, Félix de Vicente Mingo and Alfonso Gómez Morales have been appointed as independent directors in the board.
–	Orlando Poblete Iturrate has been named First Vicepresident and Oscar Von Chrismar Carvajal has been named Second Vice President.
–	A shareholder’s meeting has been summoned for April 24, 2018.

b) Use profit and Distribution of Dividends

During a ordinary board session held on April 24, 2018, together with approving the financial statements corresponding to the year 2017, it was agreed to distribute 75% of the Net Income generated during the period (which in the financial statements is reffered to as “Net Income Attributable to Equity holders of the Bank”), which amounted to Ch$564,815 million. This dividend is equivalent to Ch$2.24791611 per share. Likewise, it was approved that the remaining 25% of the net income be destined to increase the Bank’s reserves.

c) External Auditor Appointment

During the board session mentioned previously, it was agreed to name PricewaterhouseCoopers LLC, as the Bank’s and Subsidiaries external auditor for the 2018 period.

d) Issuance and repurchase of bank bonds – As of June 30, 2018

d.1) Senior bonds

As of June 30, 2018, the bank has placed senior bonds for EUR 66,000,000. The detail for this bond placement is included in Note 16.

Series	Currency	Original Term (Years)	Anual Rate	Placement Date	Amount	Expiration Date
EUR	EUR	7.0	1.00%	05-04-2018	26,000,000	05-28-2025
EUR	EUR	12.0	1.78%	06-08-2018	40,000,000	06-15-2030
Total	EUR				66,000,000

d.2) Subordinated bonds

As of June 30, 2018, the Bank has not issued subordinated bonds.

d.3) Mortgage bonds

As of June 30, 2018, the Bank has not issued mortgage bonds.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    38

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 03

SIGNIFICANT EVENTS, continued

d.4) Repurchased bonds

During the first semester of 2018 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
01-04-2018	Senior	CLP	12,890,000,000
01-05-2018	Senior	CLP	4,600,000,000
01-22-2018	Senior	UF	24,000
04-05-2018	Senior	UF	484,000
04-06-2018	Senior	UF	184,000
04-23-2018	Senior	UF	216,000
04-24-2018	Senior	UF	4,000
04-25-2018	Senior	UF	262,000
05-10-2018	Senior	UF	800,000

As of June 30, 2017, the following significant events have occurred and affected the Bank’s operations and Consolidated Interim Financial Statements.

a) The Board

On April 5, 2017, the bylaws of Banco Santander-Chile, approved at the extraordinary board session held on January 9, 2017, were published in the Official Gazette, whose minutes were reduced to a public deed on February 14, 2017, in The Notary of Santiago de Nancy de la Fuente Hernández. Among others, a consolidated text of the bylaws was established and, after the reforms introduced, its essential clauses are the following:

-	Name: Banco Santander-Chile
-	Purpose: The execution or conclusion of all acts, contracts, businesses or operations that the laws, especially the General Law of Banks, allow the banks to perform without prejudice to extend or restrict their sphere of action in harmony with the legal provisions in force Or that are established in the future, without the need to amend the present statutes.
-	Capital: $ 891,302,881,691, divided into 188,446,126,794 nominative shares, with no par value, of the same and only series.
-	Directory: Corresponds to a Board composed of 9 full members and 2 alternates.

During the ordinary board’ session held on April 26, 2017, the Board of Directors was elected for a period of three years, consisting of nine Principal Directors and two Alternate Directors. The following persons were elected:

Principal Directors: Vittorio Corbo Lioi, Oscar von Chrismar Carvajal, Roberto Méndez Torres, Juan Pedro Santa María Pérez, Ana Dorrego de Carlos, Andreu Plaza López, Lucia Santa Cruz Sutil, Orlando Poblete Iturrate and Roberto Zahler Mayanz.

Alternate Directors: Blanca Bustamante Bravo and Raimundo Monge Zegers

b)    Use profit and Distribution of Dividends

During a ordinary board session held on April 26, 2017, together with approving the Financial Statements for 2016, it was agreed to distribute 70% of the net income for the period (which in the financial statements is reffered to as “Net Income Attributable to Equity holders of the Bank”), which amounted to Ch $ 472,351 million. This dividend is equivalent to $ 1.75459102 per share. Likewise, it was approved that the remaining 30% of the net income be destined to increase the Bank’s reserves.

c) External Auditor Appointment

During the board session mentioned previously, it was agreed to name PricewaterhouseCoopers LLC, as the Bank’s and Subsidiaries external auditor for the 2017 period.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    39

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 03

SIGNIFICANT EVENTS, continued

d) Issuance and repurchase of bank bonds – As of June 30, 2017

b.1) Senior bonds

As of June 30, 2017, the Bank has not issued senior bonds.

b.2) Subordinated bonds

As of June 30, 2017, the Bank has not issued subordinated bonds.

b.3) Mortgage bonds

As of June 30, 2017, the Bank has not issued mortgage bonds.

b.4) Repurchased bonds

During the first semester of 2017 the Bank has repurchased the following bonds:

Date	Type	Currency	Amount
03-06-2017	Senior	USD	6,900,000
02-12-2017	Senior	UF	1,000,000
05-16-2017	Senior	UF	690,000
05-17-2017	Senior	UF	15,000
05-26-2017	Senior	UF	340,000
06-01-2017	Senior	UF	590,000
06-02-2017	Senior	UF	300,000
06-05-2017	Senior	UF	130,000
06-19-2017	Senior	UF	265,000

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    40

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions a re conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed or managed. Thus, the present disclosure provides information on how the Bank is managed as of June 30, 2018. Regarding the information corresponding to the year 2017, it has been prepared with the current criteria at the closing of these financial statements in order to achieve the duecomparability of the figures.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$1,200 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    41

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 04

REPORTING SEGMENTS, continued

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of June 30, 2018 and 2017:

		June 30, 2018 (Unaudited)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segment
Retail Banking	19,772,242	472,149	111,838	9,969	(135,845)	(270,527)	187,584
Middle-market	7,387,742	133,313	18,197	7,292	(13,316)	(45,957)	99,529
Commercial Banking	27,159,984	605,462	130,035	17,261	(149,161)	(316,484)	287,113

Global Corporate Banking	1,948,723	48,553	18,659	22,892	(314)	(32,086)	57,704
Other	125,221	46,030	5,624	1,628	(5,931)	(8,312)	39,039
Total	29,233,928	700,045	154,318	41,781	(155,406)	(356,882)	383,856
Other operating income							24,564
Other operating expenses							(19,891)
Income from investments in associates and other companies							3,001
Income tax expense							(84,584)
Net income for the period							306,946

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

		June 30, 2017 (Unaudited)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segment
Retail Banking	18,725,149	485,587	105,262	9,452	(144,936)	(260,974)	194,391
Middle-market	6,470,422	131,741	18,260	6,748	(4,983)	(46,062)	105,704
Commercial Banking	25,195,571	617,328	123,522	16,200	(149,919)	(307,036)	300,095

Global Corporate Banking	1,876,105	49,739	16,543	30,689	1,785	(29,665)	69,091
Other	84,348	(4,458)	4,596	25,248	(2,238)	(6,590)	16,558
Total	27,156,024	662,609	144,661	72,137	(150,372)	(343,291)	385,744
Other operating income							29,068
Other operating expenses							(54,347)
Income from investments in associates and other companies							1,605
Income tax expense							(68,351)
Net income for the period							293,719

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    42

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 05

CASH AND CASH EQUIVALENTS

a)   The detail of the balances included under cash and cash equivalents is as follows:

	As of June 30,	As of December 31,
	2018	2017
	(Unaudited) MCh$	MCh$

Cash and deposits in banks
Cash	634,319	613,361
Deposits in the Central Bank of Chile	346,545	441,683
Deposits in domestic banks	267	393
Deposits in foreign banks	468,884	397,485
Subtotal	1,450,015	1,452,922

Cash in process of collection, net	28,357	181,419

Cash and cash equivalents	1,478,372	1,634,341

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)   Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of period. These operations are as follows:

	As of June 30,	As of December 31,
	2018	2017
	(Unaudited) MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	156.826	199,619
Funds receivable	588.706	468,526
Subtotal	745,532	668.145
Liabilities
Funds payable	717,175	486,726
Subtotal	717,175	486,726

Cash in process of collection, net	28,357	181.419

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    43

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 06

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	61.939	272.272
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	201.954	209.370
Subtotal	263,893	481,642

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	832	-
Other Chilean securities	-	-
Subtotal	832	-

Foreign financial securities
Foreign Central Banks and Government securities	5,106	-
Other foreign financial instruments	-	-
Subtotal	5,106	-

Investments in mutual funds
Funds managed by related entities	3,737	4,094
Funds managed by third parties	-	-
Subtotal	3,737	4,094

Total	273,568	485,736

As of June 30, 2018 and December 31, 2017, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 44

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of June 30, 2018 and December 31, 2017, the Bank holds the following portfolio of derivative instruments:

	As of June 30, 2018 (Unaudited)
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	25,000	494,000	1,212,050	1,731,050	19,939	1,504
Cross currency swaps	704,407	335,943	6,017,950	7,058,300	40,369	56,825
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	729,407	829,943	7,230,000	8,789,350	60,308	58,329

Cash flow hedge derivatives
Currency forwards	193,504	172,567	-	366,071	2,149	7,471
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	1,537,630	4,371,560	6,958,487	12,867,677	31,951	86,429
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,731,134	4,544,127	6,958,487	13,233,748	34,100	93,900

Trading derivatives
Currency forwards	13,162,489	12,246,829	3,669,856	29,079,174	457,540	384,345
Interest rate swaps	8,537,376	17,393,691	55,519,274	81,450,341	650,612	497,683
Cross currency swaps	2,656,555	5,899,611	55,930,265	64,486,431	1,025,675	1,031,838
Call currency options	84,872	56,228	52,847	193,947	5,305	4,854
Call interest rate options	-	-	-	-	-	-
Put currency options	75,543	54,900	52,847	183,290	278	1,159
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	24,516,835	35,651,259	115,225,089	175,393,183	2,139,410	1,919,879

Total	26,977,376	41,025,329	129,413,576	197,416,281	2,233,818	2,072,108

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 45

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2017
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	162,985	1,554,171	1,717,156	23,003	1,424
Cross currency swaps	-	715,701	5,362,772	6,078,473	15,085	65,724
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	878,686	6,916,943	7,795,629	38,088	67,148

Cash flow hedge derivatives
Currency forwards	801,093	218,982	-	1,020,075	39,233	59
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	421,428	1,637,604	6,672,566	8,731,598	36,403	128,355
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,222,521	1,856,586	6,672,566	9,751,673	75,636	128,414

Trading derivatives
Currency forwards	17,976,683	10,679,327	3,091,393	31,747,403	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	69,802,132	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	57,578,156	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	277,338	1,322	1,950
Call interest rate options	-	-	-	-	-	-
Put currency options	192,722	28,616	50,470	271,808	1,787	4,935
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	30,393,396	32,637,575	96,645,866	159,676,837	2,124,923	1,943,926

Total	31,615,917	35,372,847	110,235,375	177,224,139	2,238,647	2,139,488

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 46

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

The hedged items and hedge instruments under fair value hedges as of June 30, 2018 and December 31, 2017, classified by term to maturity are as follows:

As of June 30, 2018 (Unaudited)	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Credits and accounts receivable from customers
Mortgage loan	699,010	1,023,622	107,631	-	1,830,263
Available for sale investments
Yankee bond	-	-	-	161,256	161,256
Mortgage finance bonds	-	-	4,268	-	4,268
American treasury bonds	-	-	104,625	196,170	300,795
Chilean General treasury bonds	-	649,465	-	243,646	893,111
Central bank bonds (BCP)	129,156	446,350	-	-	575,506
Time deposits and other demand liabilities
Time deposits	244,000	-	-	-	244,000
Issued debt instruments
Senior bonds	487,184	1,272,584	815,165	2,205,218	4,777,151
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,559,350	3,392,021	1,031,689	2,806,290	8,798,350
Hedging instrument
Cross currency swaps	1,040,350	3,067,021	552,065	2,398,864	7,067,300
Interest rate swaps	519,000	325,000	479,624	407,426	1,731,050
Total	1,559,350	3,392,021	1,031,689	2,806,290	8,798,350

As of December 31, 2017	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Credits and accounts receivable from customers
Mortgage loan	587,412	801,230	106,910	-	1,495,552
Available for sale investments
Yankee bonds	-	-	6,169	64,769	70,938
Mortgage financing bonds	-	-	4,738	-	4,738
American treasury bonds	-	-	-	129,539	129,539
Chilean General treasury bonds	-	21,377	762,727	-	784,104
Central bank bonds (BCP)	128,289	218,640	443,357	-	790,286
Time deposits and other demand liabilities
Time deposits	137,985	-	-	-	137,985
Issued debt instruments
Senior bonds	25,000	1,399,686	670,488	2,287,313	4,382,487
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629
Hedging instrument
Cross currency swaps	715,701	1,512,238	1,813,221	2,037,313	6,078,473
Interest rate swaps	162,985	928,695	181,168	444,308	1,717,156
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 47

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of June 30, 2018 and December 31, 2017, and the periods when the cash flows will be generated are as follows:

As of June 30, 2018 (Unaudited)	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	4,259,891	1,561,025	1,078,902	2,369,788	9,269,606
Commercial loans	114,433	-	-	-	114,433
Available for sale investments
Time deposits (ASI)	-	-	-	135,130	135,130
Yankee bond	-	-	244,457	-	244,457
Chilean Central Bank bonds	-	-	124,042	41,344	165,386
Time deposits and other time liabilities
Time deposits	114,515	-	-	-	114,515
Issued debt instruments
Senior bonds (variable rate)	342,852	355,110	285,783	-	983,745
Senior bonds (fixed rate)	379,388	161,881	193,967	407,058	1,142,294
Interbank borrowings
Interbank loans	1,064,182	-	-	-	1,064,182
Total	6,275,261	2,078,016	1,927,151	2,953,320	13,233,748
Hedging instrument
Cross currency swaps	5,909,190	2,078,016	1,927,151	2,953,320	12,867,677
Currency forwards	366,071	-	-	-	366,071
Total	6,275,261	2,078,016	1,927,151	2,953,320	13,233,748

As of December 31, 2017	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,153,348	583,061	1,335,141	2,353,871	5,425,421
Commercial loans	644,608	-	-	-	644,608
Available for sale investments
Time deposits (ASI)	-	-	25,290	132,572	157,862
Yankee bond	-	-	242,819	-	242,819
Chilean Central Bank bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	120,520	647,550	302,454	-	1,070,524
Senior bonds (fixed rate)	241,183	121,619	224,401	300,874	888,077
Interbank borrowings
Interbank loans	919,448	402,914	-	-	1,322,362
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673
Hedging instrument
Cross currency swaps	2,059,032	1,755,144	2,130,105	2,787,317	8,731,598
Currency forwards	1,020,075	-	-	-	1,020,075
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 48

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

As of June 30, 2018 (Unaudited)	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	189,265	46,237	2,759	2,157	240,418
Outflows	(69,222)	(40,727)	(7,822)	(2,289)	(120,060)
Net flows	120,043	5,510	(5,063)	(132)	120,358

Hedging instrument
Inflows	69,222	40,727	7,822	2,289	120,060
Outflows (*)	(189,265)	(46,237)	(2,759)	(2,157)	(240,418)
Net flows	(120,043)	(5,510)	5,063	132	(120,358)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

As of December 31, 2017	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	308,737	60,515	13,780	2,594	385,626
Outflows	(60,733)	(43,507)	(7,757)	(878)	(112,875)
Net flows	248,004	17,008	6,023	1,716	272,751

Hedging instrument
Inflows	60,733	43,507	7,757	878	112,875
Outflows (*)	(308,737)	(60,515)	(13,780)	(2,594)	(385,626)
Net flows	(248,004)	(17,008)	(6,023)	(1,716)	(272,751)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

b.2) Forecasted cash flows for inflation risk:

As of June 30, 2018 (Unaudited)	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	50,716	64,349	106,335	323,251	544,651
Outflows	(7,550)	-	-	-	(7,550)
Net flows	43,166	64,349	106,335	323,251	537,101

Hedging instrument
Inflows	7,550	-	-	-	7,550
Outflows	(50,716)	(64,349)	(106,335)	(323,251)	(544,651)
Net flows	(43,166)	(64,349)	(106,335)	(323,251)	(537,101)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 49

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

As of December 31, 2017	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	20,300	29,008	103,544	286,471	439,323
Outflows	(1,645)	-	-	-	(1,645)
Net flows	18,655	29,008	103,544	286,471	437,678

Hedging instrument
Inflows	1,645	-	-	-	1,645
Outflows	(20,300)	(29,008)	(103,544)	(286,471)	(439,323)
Net flows	(18,655)	(29,008)	(103,544)	(286,471)	(437,678)

b.3) Forecasted cash flows for exchange rate risk:

As of June 30, 2018 and December 31, 2017, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income as of June 30, 2018 and December 31, 2017, and is as follows:

	As of June 30, (Unaudited)
Hedged item	2018	2017
	MCh$	MCh$

Interbank loans	(3,998)	(4,580)
Time deposits and other time liabilities	(79)	-
Issued debt instruments	(10,872)	(9,505)
Available for sale investments	(21,493)	7,853
Loans and accounts receivable from customers	(359)	13,161
Net flows	(36,801)	6,929

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset.

As of June 30, 2018 and 2017 due to inneficiencies Ch$481 million and Ch$2,579 million were transferred to profit/loss respectively.

During the period, the bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Bond hedging derivatives	-	226
Interbank loans hedging derivatives	-	-

Cash flow hedge net income	-	226

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 50

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

e)	Net investment hedges in foreign operations:

As of June 30, 2018 and December 31, 2017, the Bank does not have any net foreign investment hedges in its hedge accounting portfolio.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 51

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 08

INTERBANK LOANS

a)	As of June 30, 2018 and December 31, 2017, the balances for “Interbank loans” are as follows:

	As of June 30,	As of December 31,
	2018 (Unaudited)	2017
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	1	-
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	29,794	162,685
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(59)	(86)

Total	29,736	162,599

b)	The amount of provisions and impairment of interbank loans is detailed below:

	As of June 30, 2018			As of December 31, 2017
	(Unaudited)
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	86	86	-	172	172
Charge-offs	-	-	-	-	-	-
Provisions established	-	41	41	251	56	307
Provisions released	-	(68)	(68)	(251)	(142)	(393)

Total	-	59	59	-	86	86

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 52

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of June 30, 2018 and December 31, 2017, the composition of the loan portfolio is as follows:

As of June 30, 2018 (Unaudited)	Assets before allowances				Established Allowances
	Normal portfolio	Substandard portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	9,869,046	463,878	645,457	10,978,381	157,393	172,056	329,449	10,648,932
Foreign trade loans	1,620,570	47,749	49,023	1,717,342	48,550	1,708	50,258	1,667,084
Checking accounts debtors	230,812	7,657	16,533	255,002	3,861	12,610	16,471	238,531
Factoring transactions	389,571	6,375	5,570	401,516	5,841	966	6,807	394,709
Student Loans	73,929	-	11,401	85,330	-	6,507	6,507	78,823
Leasing transactions	1,226,519	124,178	95,599	1,446,296	18,848	11,562	30,410	1,415,886
Other loans and account receivable	115,000	1,881	38,582	155,463	13,141	18,218	31,359	124,104
Subtotal	13,525,447	651,718	862,165	15,039,330	247,634	223,627	471,261	14,568,069

Mortgage loans
Loans with mortgage finance bonds	19,250	-	1,389	20,639	-	122	122	20,517
Mortgage mutual loans	106,935	-	4,355	111,290	-	561	561	110,729
Other mortgage mutual loans	8,923,869	-	467,359	9,391,228	-	65,190	65,190	9,326,038
Subtotal	9,050,054	-	473,103	9,523,157	-	65,873	65,873	9,457,284

Consumer loans
Installment consumer loans	2,766,516	-	268,901	3,035,417	-	230,428	230,428	2,804,989
Credit card balances	1,320,754	-	20,986	1,341,740	-	28,739	28,739	1,313,001
Leasing transactions	4,364	-	190	4,554	-	116	116	4,438
Other consumer loans	254,969	-	4,966	259,935	-	8,595	8,595	251,340
Subtotal	4,346,603	-	295,043	4,641,646	-	267,878	267,878	4,373,768

Total	26,922,104	651,718	1,630,311	29,204,133	247,634	557,378	805,012	28,399,121

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 53

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

As of December 31, 2017	Assets before allowances				Established Allowances
	Normal portfolio	Substandar portfolio	Non-compliance portfolio	Total	Individual allowances	Group allowances	Total	Assets Net Balances
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,998,957	369,830	621,869	9,990,656	148,482	168,736	317,218	9,673,438
Foreign trade loans	1,464,754	44,830	64,929	1,574,513	54,628	1,444	56,072	1,518,441
Checking accounts debtors	174,162	6,189	15,345	195,696	3,037	11,740	14,777	180,919
Factoring transactions	441,437	3,279	5,174	449,890	5,335	1,207	6,542	443,348
Student Loans	77,226	-	11,064	88,290	-	5,922	5,922	82,368
Leasing transactions	1,242,713	113,629	100,662	1,457,004	19,532	12,793	32,325	1,424,679
Other loans and account receivable	113,672	1,318	37,603	152,593	12,778	17,231	30,009	122,584
Subtotal	12,512,921	539,075	856,646	13,908,642	243,792	219,073	462,865	13,445,777

Mortgage loans
Loans with mortgage finance bonds	22,620	-	1,440	24,060	-	123	123	23,937
Mortgage mutual loans	110,659	-	4,419	115,078	-	594	594	114,484
Other mortgage mutual loans	8,501,072	-	456,685	8,957,757	-	68,349	68,349	8,889,408
Subtotal	8,634,351	-	462,544	9,096,895	-	69,066	69,066	9,027,829

Consumer loans
Installment consumer loans	2,613,041	-	297,701	2,910,742	-	240,962	240,962	2,669,780
Credit card balances	1,341,098	-	23,882	1,364,980	-	33,401	33,401	1,331,579
Leasing transactions	4,638	-	77	4,715	-	62	62	4,653
Other consumer loans	271,790	-	5,465	277,255	-	9,331	9,331	267,924
Subtotal	4,230,567	-	327,125	4,557,692	-	283,756	283,756	4,273,936

Total	25,377,839	539,075	1,646,315	27,563,229	243,792	571,895	815,687	26,747,542

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    54

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of June 30, 2018 and December 31, 2017, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of June 30	As of December 31	As of June 30	As of December 31	As of June 30	As of December 31	As of June 30	As of December 31
	2018 (Unaudited)	2017	2018 (Unaudited)	2017	2018 (Unaudited)	2017	2018 (Unaudited)	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,084,352	1,218,232	-	-	1,084,352	1,218,232	3.71	4.39
Mining	182,654	302,037	-	-	182,654	302,037	0.62	1.09
Electricity, gas, and water	480,241	336,048	-	-	480,241	336,048	1.64	1.21
Agriculture and livestock	1,143,880	1,114,597	-	-	1,143,880	1,114,597	3.91	4.02
Forest	116,225	98,941	-	-	116,225	98,941	0.40	0.36
Fishing	247,052	215,994	-	-	247,052	215,994	0.85	0.78
Transport	951,023	697,948	-	-	951,023	697,948	3.25	2.52
Communications	225,217	168,744	-	-	225,217	168,744	0.77	0.61
Construction	835,069	1,977,417	-	-	835,069	1,977,417	2.86	7.13
Commerce	3,170,988	3,131,870	29,794	162,685	3,200,782	3,294,555	10.95	11.88
Services	59,453	467,747	-	-	59,453	467,747	0.20	1.69
Other	6,543,177	4,179,067	-	-	6,543,177	4,179,067	22.38	15.07

Subtotal	15,039,331	13,908,642	29,794	162,685	15,069,125	14,071,327	51.54	50.75

Mortgage loans	9,523,157	9,096,895	-	-	9,523,157	9,096,895	32.58	32.81

Consumer loans	4,641,646	4,557,692	-	-	4,641,646	4,557,692	15.88	16.43

Total	29,204,134	27,563,229	29,794	162,685	29,233,928	27,725,914	100.00	100.00

(*)	Includes domestic interbank loans for Ch$1 million as of June 30, 2018 (Ch$0 million as of December 31, 2017), see Note 8.

(**)	Includes foreign interbank loans for Ch$29,794 million as of June 30, 2018 (Ch$162,685 million as of December 31, 2017), see Note 8.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    55

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Interim Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of June 30, 2018 and December 31, 2017, the impaired portfolio is the following:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	431,692	-	-	431,692	427,890	-	-	427,890
Non-performing loans (collectively evaluated)	387,289	161,207	101,514	650,010	368,522	161,768	103,171	633,461
Other impaired portfolio	215,950	311,896	193,529	721,375	217,091	300,776	223,955	741,822
Total	1,034,931	473,103	295,043	1,803,077	1,013,503	462,544	327,126	1,803,173

(*)	The impaired portfolio corresponds to the sum of loans classified as substandard B3 and B4 category as well as the non-compliance portfolio.

ii)	The impaired portfolio with or without warranty as of June 30, 2018 and December 31, 2017 is the following:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	601,158	428,214	32,466	1,061,838	582,557	413,716	34,260	1,030,533
Unsecured debt	433,773	44,889	262,577	741,239	430,946	48,828	292,866	772,640
Total	1,034,931	473,103	295,043	1,803,077	1,013,503	462,544	327,126	1,803,173

iii)	The portfolio of non-performing loans (due for 90 days or longer) as of June 30, 2018 and December 31, 2017 is the following:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	176,480	144,289	9,608	330,377	167,909	141,413	8,896	318,218
Unsecured debt	210,809	16,918	91,906	319,633	200,613	20,355	94,275	315,243
Total	387,289	161,207	101,514	650,010	368,522	161,768	103,171	633,461

iv)	Reconciliation of loans (with arrears equal to or greater tan 90 days), with past due loans as of June 30, 2018 and December 31, 2017, is the following:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
With defaults equal to or greater than 90 days	382,002	159,127	91,514	632,643	362,968	159,265	92,541	614,774
With defaults up to 89 days, classified in past due portfolio	5,287	2,080	10,000	17,367	5,554	2,503	10,630	18,687
Total	387,289	161,207	101,514	650,010	368,522	161,768	103,171	633,461

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    56

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2018 and 2017 is the following:

Activity as of June 30, 2018	Commercial loans		Mortgage loans	Consumer loans	Total
(Unaudited)	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2018	243,792	219,073	69,066	283,756	815,687
Allowances established	32,843	40,920	7,786	94,558	176,107
Allowances released	(14,520)	(4,201)	(4,895)	(20,860)	(44,476)
Allowances released due to charge-off	(14,481)	(32,165)	(6,084)	(89,576)	(142,306)
Balance as of June 30, 2018	247,634	223,627	65,873	267,878	805,012

Activity as of December 31, 2017	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 01, 2017	275,973	183,106	61,041	300,019	820,139
Allowances established	60,023	99,407	22,163	157,595	339,188
Allowances released	(55,925)	(20,491)	(11,426)	(46,089)	(133,932)
Allowances released due to charge-off	(36,279)	(42,949)	(2,712)	(127,769)	(209,708)
Balance as of December 31, 2017	243,792	219,073	69,066	283,756	815,687

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country, these allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF, the balances of allowances as of June 30, 2018 and December 31, 2017 are Ch$629 million and Ch$599 million respectively. These are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of June 30, 2018 and December 31, 2017 are Ch$16,265 million and Ch$15,103 million, respectively, and are presented as “Allowances” in the liabilities section of the “Consolidated Interim Statement of Financial Position”.

Allowances established

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited) MCh$	MCh$

Customers loans	176,107	339,188
Interbank loans	41	307
Total	176,148	339,495

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    57

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired condition

	As of June 30, 2018 (Unaudited)
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	13,801,289	8,764,878	4,136,868	26,703,035	458,695	155,114	99,371	713,180	14,259,984	8,919,992	4,236,239	27,416,215
Overdue for 1-29 days	148,126	194,910	125,554	468,590	94,325	78,963	37,290	210,578	242,451	273,873	162,844	679,168
Overdue for 30-89 days	54,984	90,266	84,181	229,431	99,909	79,899	66,868	246,676	154,893	170,165	151,049	476,107
Overdue for 90 days or more	-	-	-	-	382,002	159,127	91,514	632,643	382,002	159,127	91,514	632,643

Total portfolio before allowances	14,004,399	9,050,054	4,346,603	27,401,056	1,034,931	473,103	295,043	1,803,077	15,039,330	9,523,157	4,641,646	29,204,133

Overdue loans (less than 90 days) presented as portfolio percentage	1.45%	3.15%	4.83%	2.55%	18.77%	33.58%	35.30%	25.36%	2.64%	4.66%	6.76%	3.96%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	36.91%	33.63%	31.02%	35.09%	2.54%	1.67%	1.97%	2.17%

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    58

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

e)	Portfolio by its impaired and non-impaired condition, continued

	As of December 31, 2017

	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non-impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,737,508	8,357,733	4,012,489	25,107,730	449,895	158,770	110,184	718,849	13,187,403	8,516,503	4,122,673	25,826,579
Overdue for 1-29 days	103,908	180,294	132,136	416,338	110,834	74,072	46,283	231,189	214,742	254,366	178,419	647,527
Overdue for 30-89 days	53,723	96,324	85,941	235,988	89,806	70,437	78,118	238,361	143,529	166,761	164,059	474,349
Overdue for 90 days or more	-	-	-	-	362,968	159,265	92,541	614,774	362,968	159,265	92,541	614,774

Total portfolio before allowances	12,895,139	8,634,351	4,230,566	25,760,056	1,013,503	462,544	327,126	1,803,173	13,908,642	9,096,895	4,557,692	27,563,229

Overdue loans (less than 90 days) presented as portfolio percentage	1.22%	3.20%	5.15%	2.53%	19.80%	31.24%	38.03%	26.04%	2.58%	4.63%	7.51%	4.07%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	35.81%	34.43%	28.29%	34.09%	2.61%	1.75%	2.03%	2.23%

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    59

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of June 30, 2018 and December 31, 2017, details of instruments defined as available for sale investments are as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	619,334	816,331
Chilean Central Bank Notes	349,524	330,952
Other Chilean Central Bank and Government securities	1,388,313	1,115,518
Subtotal	2,357,171	2,262,801
Other Chilean securities
Time deposits in Chilean financial institutions	951	2,361
Mortgage finance bonds of Chilean financial institutions	20,674	22,312
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	3,000	3,000
Subtotal	24,625	27,673
Foreign financial securities
Foreign Central Banks and Government securities	301,593	132,822
Other foreign financial securities	225,738	151,250
Subtotal	527,331	284,072

Total	2,909,127	2,574,546

As of June 30, 2018 and December 31, 2017, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$51,268 million and Ch$241,995 million, respectively. Under the same item, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $73,417 million and $42,910 million as of June 30, 2018 and December 31 of 2017. Also through London Clearing House (LCH) an amount of $2,270 million as of June 30, 2018 and $0 million as of December 31, 2017. At last Euroclear for an amount of $24,060 million as of June 30, 2018 and $0 million as of December 31, 2017.

As of June 30, 2018 and December 31, 2017, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$59,317 million and Ch$1,156 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $0 and $24.910 million as of June 30, 2018 and December 31, 2017. Under the same item, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $ 49,043 million and $48,106 million as of June 30, 2018 and December 31, 2017. In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $ 185,946 million and $33,711 million as of June 30, 2018 and December 31, 2017.

As of June 30, 2018 available for sale investments included a net unrealized profit of Ch$632 million, recorded as a “Valuation adjustment” in equity, distributed between a profit of Ch$1,990 million attributable to equity holders of the Bank and a profit of Ch$1,358 million attributable to non-controlling interest.

As of December 31, 2017 available for sale investments included a net unrealized loss of Ch$1,855 million, recorded as a “Valuation adjustment” in equity, distributed between a profit of Ch$459 million attributable to equity holders of the Bank and a profit of Ch$1,396 million attributable to non-controlling interest.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    60

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 11

INTANGIBLE ASSETS

a)	As of June 30, 2018 and December 31, 2017 the composition of intangible assets is as follows:

				As of June 30, 2018 (Unaudited)
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2018	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,200	10,932	(9,844)	1,088
Software development	3	2	62,019	323,983	(264,015)	59,968

Subtotal			63,219	334,915	(273,859)	61,056
Fully amortized assets			-	(200,774)	200,774	-
Total			63,219	134,141	(73,085)	61,056

				As of December 31, 2017
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2017	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,656	10,932	(9,732)	1,200
Software development	3	2	56,429	314,115	(252,096)	62,019

Subtotal			58,085	325,047	(261,828)	63,219
Fully amortized assets			-	(200,774)	200,774	-
Total			58,085	124,273	(61,054)	63,219

b)	The changes in the value of intangible assets during the periods of June 30, 2018 and December 31, 2017 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Fully amortized assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	10,932	314,115	(200,774)	124,273
Acquisitions	-	10,019	-	10,019
Disposals and impairment (*)	-	-	-	-
Other	-	(151)	-	(151)
Balances as of June 30, 2018 (Unaudited)	10,932	323,983	(200,774)	134,141

Balances as of January 1, 2017	10,932	286,781	(200,774)	96,939
Acquisitions	-	32,624	-	32,624
Disposals and impairment	-	(5,290)	-	(5,290)
Other	-	-	-	-
Balances as of December 31, 2017	10,932	314,115	(200,774)	124,273

(*) See Note 31 a).

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    61

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 11

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Fully amortized assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(9,732)	(252,096)	200,774	(61,054)
Amortization for the period	(112)	(11,919)	-	(12,031)
Other changes	-	-	-	-
Balances as of June 30, 2018 (Unaudited)	(9,844)	(264,015)	200,774	(73,085)

Balances as of January 1, 2017	(9.276)	(230.352)	200.774	(38.854)
Amortization for the period	(456)	(21.744)	-	(22.200)
Other changes	-	-	-	-
Balances as of December 31, 2017	(9.732)	(252.096)	200.774	(61.054)

c)	The Bank has no restriction on intangible assets as of June 30, 2018 and December 31, 2017. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    62

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 12

PROPERTY, PLANT AND EQUIPMENT

a)       As of June 30, 2018 and December 31, 2017 the property, plant and equipment balances is as follows:

		As of June 30, 2018 (Unaudited)
	Net opening balance as of January 1, 2018	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	159,352	281,591	(123,712)	157,879
Equipment	63,516	198,790	(143,977)	54,813
Ceded under operating leases	4,221	4,888	(667)	4,221
Other	15,458	62,613	(48,954)	13,659
Subtotal	242,547	547,882	(317,310)	230,572
Fully depreciated assets	-	(65,159)	65,159	-
Total	242,547	482,723	(252,151)	230,572

		As of December 31, 2017
	Net opening balance as of January 1, 2017	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	169,809	274,079	(114,727)	159,352
Equipment	66,506	193,689	(130,173)	63,516
Ceded under operating leases	4,230	4,888	(667)	4,221
Other	16,834	60,822	(45,364)	15,458
Subtotal	257,379	533,478	(290,931)	242,547
Fully depreciated assets	-	(59,045)	59,045	-
Total	257,379	474,433	(231,886)	242,547

b)       The changes in the value of property, plant and equipment as of June 30, 2018 and December 31, 2017 is the following:

b.1) Gross balance

2018	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	274,079	193,689	4,888	60,822	(59,045)	474,433
Additions	7,512	5,199	-	1,818	-	14,529
Disposals	-	(60)	-	(26)	-	(86)
Impairment due to damage (*)	-	(39)	-	-	-	(39)
Other	-	-	-	-	(6,114)	(6,114)
Balances as of June 30, 2018 (Unaudited)	281,591	198,789	4,888	62,614	(65,159)	482,723

(*) Banco Santander-Chile has recognized for June 30, 2017 impairment for Ch$39 million due to looting in ATM’s.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    63

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 12

PROPERTY, PLANT AND EQUIPMENT, continued

2017	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,973	(39,958)	453,043
Additions	27,592	26,278	-	4,901	-	58,771
Disposals	(17,529)	(359)	-	(52)	-	(17,940)
Impairment due to damage (*)	-	(354)	-	-	-	(354)
Other	-	-	-	-	(19,087)	(19,087)
Balances as of December 31, 2017	274,079	193,689	4,888	60,822	(59,045)	474,433

(*) Banco Santander-Chile has had to recognize in its financial statements as of December 31, 2017 impairment by 354 million, corresponding to looting in ATM’s. Compensation charged for insurance concepts involved, amounted to Ch$1,238 million, which are presented in “Other income and operational expenses”.

b,2) Accumulated depreciation

2018	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(114,727)	(130,173)	(667)	(45,364)	59,045	(231,886)
Depreciation in the period	(8,988)	(13,809)	-	(3,612)	-	(26,409)
Sales and disposals in the period	3	5	-	22	-	30
Transfers	-	-	-	-	-	-
Others	-	-	-	-	6,114	6,114
Balances as of June 30, 2018 (Unaudited)	(123,712)	(143,977)	(667)	(48,954)	65,159	(252,151)

2017	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)
Depreciation in the period	(20,744)	(28,593)	(9)	(6,276)	-	(55,622)
Sales and disposals in the period	224	38	-	51	-	313
Transfers	-	-	-	-	-	-
Others	-	-	-	-	19,087	19,087
Balances as of December 31, 2017	(114,727)	(130,173)	(667)	(45,364)	59,045	(231,886)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    64

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 12

PROPERTY, PLANT AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of June 30, 2018 and December 31, 2017, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Due within 1 year	506	567
Due after 1 year but within 2 years	943	749
Due after 2 years but within 3 years	426	480
Due after 3 years but within 4 years	312	348
Due after 4 years but within 5 years	312	308
Due after 5 years	1,659	1,792

Total	4,158	4,244

d)	Operational leases - Lessee

Some of the Bank’s premises and equipment are under operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Due within 1 year	23,026	26,059
Due after 1 year but within 2 years	19,780	21,343
Due after 2 years but within 3 years	17,588	18,091
Due after 3 years but within 4 years	15,356	15,736
Due after 4 years but within 5 years	12,831	12,734
Due after 5 years	50,637	51,502
Total	139,218	145,465

e)	As of June 30, 2018 and December 31, 2017 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of June 30, 2018 and December 31, 2017. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    65

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 13

CURRENT AND DEFERRED TAXES

a)       Current taxes

As of December 31, 2017 and 2016, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(10,623)	-
Current tax liabilities	-	6,435

Total tax payable (recoverable)	(10,623)	6,435

(Assets) liabilities current taxes detail (net)
Income tax (*)	58,130	145,112
Less:
Provisional monthly payments	(68,587)	(136,562)
Credit for training expenses	(753)	(1,768)
Grant credits	(306)	(968)
Other	893	621

Total tax payable (recoverable)	(10,623)	6,435

(*) For 2018 the tax rates were 27% and 25.5% for 2017

b)       Income tax

The effect tax expense has on income for the period ended June 30, 2018 and 2017 is comprised of the following items:

	As of June 30, (Unaudited)
	2018 MCh$	2017 MCh$
Income tax expense
Current tax	56,586	57,709
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	27,168	7,674
Provision due to valuation	-	-
Subtotal	83,754	65,383
Tax for rejected expenses (Article No,21)	886	268
Other	(56)	2,700
Net income tax expense	84,584	68,351

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    66

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 13

CURRENT AND DEFERRED TAXES, continued

c)       Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in tax expense as of June 30, 2018 and 2017 is as follows:

	As of June 30, (Unaudited)
	2018		2017
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	105,714	25.50	92,326
Permanent differences	(5.53)	(21,659)	(3.68)	(13,571)
Penalty tax (rejected expenses)	0.23	886	0.07	268
Rate change effect	0.00	-	(2.94)	(10,650)
Other	(0.09)	(357)	(0.07)	(22)
Effective rates and expenses for income tax	21.60	84,584	18.88	68,351

(1)	Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction.
(2)	On September 29, 2014, the established law 20.780 increased the tax rate from 25.5% in 2017 to 27% permanently from 2018.

d)       Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended June 30, 2018 and December 31, 2017 is the following:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$
Deferred tax assets
Available for sale investments	2,614	368
Cash flow hedges	9,937	908
Total deferred tax assets recognized through other comprehensive income	12,551	1,276

Deferred tax liabilities
Available for sale investments	(2,444)	(841)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(2,444)	(841)

Net deferred tax balances in equity	10,107	435

Deferred taxes in equity attributable to equity holders of the bank	10,474	791
Deferred tax in equity attributable to non-controlling interests	(367)	(356)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    67

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 13

CURRENT AND DEFERRED TAXES, continued

e)       Effect of deferred taxes on income

During 2018 and 2017, the Bank has registered in its finiancial statements the effects from deffered taxes.

Below are effects of deferred taxes on assets, liabilities and income allocated for temporary differences:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,822	8,645
Non-recurring charge-offs	14,163	11,651
Assets received in lieu of payment	2,583	4,073
Exchange rate adjustment	2,698	882
Property, plant and equipment	5,111	4,410
Provision for loan losses	165,218	172,386
Provision for expenses	60,886	73,518
Derivatives	-	5,243
Leased assets	102,629	98,090
Subsidiaries tax losses	5,809	5,277
	151	151
Investment valuation	-	-
Others (*)	(11)	5,249
Total deferred tax assets	386,059	384,332

Deferred tax liabilities
Valuation of investments	(10,339)	(1,911)
Depreciation	(247)	(532)
Anticipated Expenses	(6,590)	(5,955)
Derivatives	(3,021)
Others	(2)	(424)
Total deferred tax liabilities	(20,199)	(8,822)

(*) Includes the asset from deffered income due to temporary differences in derivative contracts.

f)       Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	12,551	1,276
Recognized through profit or loss	368,059	384,332
Total deferred tax assets	380,610	385,608

Deferred tax liabilities
Recognized through other comprehensive income	(2,444)	(841)
Recognized through profit or loss	(20,199)	(8,822)
Total deferred tax liabilities	(22,643)	(9,663)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    68

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 14

OTHER ASSETS

The composition of other assets is the following:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$
Assets for leasing (1)	49,760	48,099

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	8,266	11,677
Assets awarded at judicial sale	25,798	24,800
Provision on assets received in lieu of payment or awarded	(1,044)	(1,440)
Subtotal	33,020	35,037

Other assets
Guarantee deposits (margin accounts) (3)	389,847	323,767
Investments in gold	477	478
VAT credit tax	7,935	9,570
Income tax recoverable	3,710	1,381
Prepaid expenses	96,685	116,512
Plant, Property and Equipment held for sale	663
Assets recovered from leasing held for sale	6,240	4,235
Macro-hedging valuation adjustment	4,053
Pension plan assets	890	921
Accounts and notes receivable	60,363	59,574
Notes receivable through brokerage and simultaneous transactions	72,701	68,272
Other receivable accounts	58,198	53,500
Other assets	48,880	33,837
Subtotal	750,642	672,047

Total	833,422	755,183

(1)	Corresponds to the assets available to be delivered under the financial lease modality.

(2)	The goods received in payment correspond to the goods received as payment of debts due from customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank’s effective equity at any time. These assets currently represent 0.22% (0.30% as of December 31, 2017) of the Bank’s effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired, In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

(3)	Correspond to deposits left in guarantee from determined derivative contracts. These guarantees become operative when the valuation from these derivatives surpases the defined thresholds for the contracts, these can be in favor or against the Bank.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    69

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of June 30, 2018 and December 31, 2017, the composition of the item time deposits and other liabilities is as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	6,427,131	6,272,656
Other deposits and demand accounts	656,492	590,221
Other demand liabilities	1,044,135	905,289

Total	8,127,758	7,768,166

Time deposits and other time liabilities
Time deposits	12,558,283	11,792,466
Time savings account	118,611	116,179
Other time liabilities	4,700	5,300

Total	12,681,594	11,913,945

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    70

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of June 30, 2018 and December 31, 2017, the composition for this item is as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	58,764	59,470
Other domestic obligations	166,941	175,389
Foreign obligations	23,842	7,171
Subtotal	249,547	242,030
Issued debt instruments
Mortgage finance bonds	29,798	34,479
Senior bonds	7,109,765	6,186,760
Mortgage Bonds	97,057	99,222
Subordinated bonds	783,775	773,192
Subtotal	8,020,395	7,093,653

Total	8,269,942	7,335,683

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of June 30, 2018 (Unaudited)
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	7,749	22,049	29,798
Senior bonds	1,044,473	6,065,292	7,109,765
Mortgage Bonds	4,681	92,376	97,057
Subordinated bonds	2	783,773	783,775
Issued debt instruments	1,056,905	6,963,490	8,020,395

Other financial liabilities	221,108	28,439	249,547

Total	1,278,013	6,991,929	8,269,942

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    71

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2017
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	8,691	25,788	34,479
Senior bonds	337,166	5,849,594	6,186,760
Mortgage Bonds	4,541	94,681	99,222
Subordinated bonds	3	773,189	773,192
Issued debt instruments	350,401	6,743,252	7,093,653

Other financial liabilities	212,825	29,205	242,030

Total	563,226	6,772,457	7,335,683

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.30% as of June 30, 2018 (5.39% as of December 31, 2017).

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Due within 1 year	7,749	8,691
Due after 1 year but within 2 years	6,258	6,744
Due after 2 years but within 3 years	5,633	6,096
Due after 3 years but within 4 years	4,593	5,155
Due after 4 years but within 5 years	3,351	4,101
Due after 5 years	2,214	3,692
Total mortgage finance bonds	29,798	34,479

b)	Senior bonds

The following table shows senior bonds by currency:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Santander bonds in UF	4,030,771	3,542,006
Santander bonds in USD	1,381,318	1,045,465
Santander bonds in CHF	282,934	268,281
Santander bonds in Ch$	1,155,742	1,135,527
Santander bonds in AUD	14,646	14,534
Santander bonds in JPY	136,422	126,059
Santander bonds in EUR	107,932	54,888
Total senior bonds	7,109,765	6,186,760

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    72

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i. Placement of senior bonds:

As of June 30, 2018 the Bank has placed bonds for UF 19,000,000, CLP 75,000,000,000 and EUR 66,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T15	UF	5,000,000	11,0	3.00%	02-01-2016	5,000,000	08-01-2028
T11	UF	5,000,000	7,0	2.65%	02-01-2016	5,000,000	02-01-2025
T1	UF	4,000,000	2,0	2.20%	02-01-2016	7,000,000	02-01-2020
T12	UF	5,000,000	7,0	2.70%	02-01-2016	5,000,000	08-01-2025
Total	UF	19,000,000				19,000,000
P5	CLP	75,000,000,000	4,0	5.30%	03-05-2015	150,000,000,000	03-01-2022
P5	CLP	75,000,000,000				150,000,000,000
EUR	EUR	26,000,000	7,0	1.00%	05-04-2018	26,000,000	05-28-2025
EUR	EUR	40,000,000	12,0	1.78%	06-08-2018	40,000,000	06-15-2030
Total	UF	66,000,000				66,000,000

During 2018’s first semester, the Bank partially repurchased the following bonds:

Date	Type	Currency	Amount
01-04-2018	Senior	CLP	12,890,000,000
01-05-2018	Senior	CLP	4,600,000,000
01-22-2018	Senior	UF	24,000
04-05-2018	Senior	UF	484,000
04-06-2018	Senior	UF	184,000
04-23-2018	Senior	UF	216,000
04-24-2018	Senior	UF	4,000
04-25-2018	Senior	UF	262,000
05-10-2018	Senior	UF	800,000

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    73

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2017 the Bank has placed bonds for UF 10,000,000, CLP 160,000,000,000, USD 770,000,000, and AUD 30,000,000, detailed as follows:

Series	Currency	Amount Placed	Term (Years)	Issuance rate (Annual)	Issue date	Amount	Maturity date
T9	UF	5,000,000	7	2.60%	02-01-2016	5,000,000	02-01-2024
T13	UF	5,000,000	9	2.75%	02-01-2016	5,000,000	02-01-2026
Total	UF	10,000,000				10,000,000
SD	CLP	60,000,000,000	5	5.50%	06-01-2014	200,000,000,000	06-01-2019
T16	CLP	100,000,000,000	6	5.20%	02-01-2016	100,000,000,000	08-01-2021
Total	CLP	160,000,000,000				300,000,000,000
DN	USD	100,000,000	3	Libor-USD 3M+0.80%	07-20-2017	100,000,000	07-27-2020
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	07-20-2017	50,000,000	07-27-2020
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	07-24-2017	50,000,000	07-27-2020
DN	USD	10,000,000	4	Libor-USD 3M+0.80%	08-23-2017	10,000,000	11-23-2021
DN	USD	10,000,000	4	Libor-USD 3M+0.80%	08-23-2017	10,000,000	11-23-2021
DN	USD	50,000,000	3	Libor-USD 3M+0.80%	09-14-2017	50,000,000	09-15-2020
DN	USD	500,000,000	3	2.50%	12-12-2017	500,000,000	12-15-2020
Total	USD	770,000,000				770,000,000
AUD	AUD	30,000,000	10	3.96%	12-05-2017	30,000,000	12-12-2027
Total	AUD	30,000,000				30,000,000

ii.    Maturities for senior bonds are the following:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Due within 1 year	1,044,473	337,166
Due after 1 year but within 2 years	866,790	866,936
Due after 2 years but within 3 years	1,330,233	832,978
Due after 3 years but within 4 years	774,057	1,177,081
Due after 4 years but within 5 years	854,069	902,647
Due after 5 years	2,240,143	2,069,952
Total senior bonds	7,109,765	6,186,760

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 74

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

The detail of mortgage bonds per currency is the following:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Mortgage bonds in UF	97,057	99,222
Total mortgage bonds	97,057	99,222

i.     Placement of Mortgage bonds

As of June 30, 2018 and during 2017 the Bank has not placed any mortgage bonds.

ii.    Maturities of mortgage bonds are the following:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Due within 1 year	4,681	4,541
Due after 1 year but within 2 years	7,514	7,291
Due after 2 years but within 3 years	7,756	7,526
Due after 3 years but within 4 years	8,007	7,769
Due after 4 years but within 5 years	8,265	8,019
Due after 5 years	60,834	64,076
Total mortgage bonds	97,057	99,222

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Subordinated bonds denominated in Ch$	2	3
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	783,773	773,189
Total subordinated bonds	783,775	773,192

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 75

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.     Placement of subordinated bonds

As of June 30, 2018 and during 2017, the Bank has not placed any subordinated bonds.

ii.    Maturity of subordinated bonds are the following:

The maturity of subordinated bonds considered long-term are the following:

	As of Junio 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Due within 1 year	2	3
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	783,773	773,189
Total subordinated bonds	783,775	773,192

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	26,677	23,401
Due after 2 year but within 3 years	207	4,181
Due after 3 year but within 4 years	201	194
Due after 4 year but within 5 years	220	210
Due after 5 years	1,134	1,219
Non-current portion subtotal	28,439	29,205

Current portion:
Amounts due to credit card operators	174,012	173,271
Acceptance of letters of credit	3,984	2,780
Other long-term financial obligations, short-term portion	43,112	36,774
Current portion subtotal	221,108	212,825

Total other financial liabilities	249,547	242,030

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 76

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of June 30, 2018 and December 31, 2017, the detail of the maturities of assets and liabilities is as follows:

As of June 30, 2018 (Unaudited)	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,450,015	-	-	-	1,450,015	-	-	-	-	1,450,015
Cash items in process of collection	745,532	-	-	-	745,532	-	-	-	-	745,532
Trading investments	-	4,743	262	969	5,974	104,892	36,039	126,663	267,594	273,568
Investments under resale agreements	1,746	-	-	-	1,746	-	-	-	-	1,746
Financial derivatives contracts	-	63,886	193,112	337,138	594,136	420,069	424,301	795,312	1,639,682	2,233,818
Interbank loans (1)	-	18,726	9,528	1,541	29,795	-	-	-	-	29,795
Loans and accounts receivables from customers (2)	639,338	2,581,378	2,360,475	4,776,710	10,357,901	5,494,218	3,131,949	10,220,065	18,846,232	29,204,133
Available for sale investments	-	149,643	159,825	107,307	416,775	977,246	446,437	1,068,669	2,492,352	2,909,127
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	389,847	-	-	-	389,847	-	-	-	-	389,847
Total financial assets	3,226,478	2,818,376	2,723,202	5,223,665	13,991,721	6,996,425	4,038,726	12,210,709	23,245,860	37,237,581

Liabilities
Deposits and other demand liabilities	8,127,758	-	-	-	8,127,758	-	-	-	-	8,127,758
Cash items in process of collection	717,175	-	-	-	717,175	-	-	-	-	717,175
Obligations under repurchase agreements	-	110,585	-	-	110,585	-	-	-	-	110,585
Time deposits and other time liabilities	123,310	5,738,907	4,312,959	2,385,444	12,560,620	53,441	2,950	64,583	120,974	12,681,594
Financial derivatives contracts	-	122,107	112,071	307,252	541,430	376,559	409,455	744,664	1,530,678	2,072,108
Interbank borrowings	4,802	14,758	147,210	1,363,509	1,530,279	22,933	-	-	22,933	1,553,212
Issued debts instruments	-	400,339	75,627	580,939	1,056,905	2,224,185	1,652,341	3,086,964	6,963,490	8,020,395
Other financial liabilities	169,406	14,883	9,722	27,097	221,108	26,884	421	1,134	28,439	249,547
Guarantees received (margin accounts)	397,630	-	-	-	397,630	-	-	-	-	397,630
Total financial liabilities	9,540,081	6,401,579	4,657,589	4,664,241	25,263,490	2,704,002	2,065,167	3,897,345	8,666,514	33,930,004

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$59 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type are the following: Commercial loans Ch$471,261 million, Mortgage loans Ch$65,873 million and Consumer loans Ch$267,878 million.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 77

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Up to 1 year Subtotal	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	More than 1 year Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,452,922	-	-	-	1,452,922	-	-	-	-	1,452,922
Cash items in process of collection	668,145	-	-	-	668,145	-	-	-	-	668,145
Trading investments	-	72,983	4,024	68,277	145,284	110,824	90,507	139,121	340,452	485,736
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	135,780	198,876	410,415	745,071	385,428	371,090	737,058	1,493,576	2,238,647
Interbank loans (1)	-	6,064	152,911	3,710	162,685	-	-	-	-	162,685
Loans and accounts receivables from customers (2)	769,823	2,206,734	2,288,372	4,348,975	9,613,904	5,187,501	2,938,326	9,823,498	17,949,325	27,563,229
Available for sale investments	-	58,850	11,788	102,600	173,238	556,289	975,372	869,647	2,401,308	2,574,546
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	323,767	-	-	-	323,767	-	-	-	-	323,767
Total financial assets	3,214,657	2,480,411	2,655,971	4,933,977	13,285,016	6,240,042	4,375,295	11,569,324	22,184,661	35,469,677

Financial Liabilities
Deposits and other demand liabilities	7,768,166	-	-	-	7,768,166	-	-	-	-	7,768,166
Cash items in process of collection	486,726	-	-	-	486,726	-	-	-	-	486,726
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Time deposits and other time liabilities	121,479	5,120,171	4,201,271	2,299,018	11,741,939	106,833	2,811	62,362	172,006	11,913,945
Financial derivatives contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issued debts instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Guarantees received (margin accounts)	408,313	-	-	-	408,313	-	-	-	-	408,313
Total financial liabilities	8,966,477	5,600,399	4,852,836	3,991,665	23,411,377	2,461,121	2,466,344	3,679,897	8,607,362	32,018,739

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$86 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to customer type of loan are the following: Commercial loans for Ch$462,865 million, Mortgage loans for Ch$69,066 million and Consumer loans for Ch$283,756 million.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 78

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 18

PROVISIONS

a)	As of June 30, 2018 and December 31, 2017, the detail for the provisions is as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Provision for employee salaries and expenses	74,737	97,576
Provision for mandatory dividends	91,659	169,444
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	15,609	15,103
Other provisions for contingent loans	14,952	14,304
Provision for contingencies	8,720	27,303
Additonal provisions	-	-
Provision for foreign bank loans	629	599
Total	206,306	324,329

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 79

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 19

OTHER LIABILITIES

Other liabilities consist of:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Accounts and notes payable	154,790	196,965
Income received in advance	590	601
Adjustment due to macro-hedging valuation	2,475	-
Guarantees received (margin accounts) (1)	397,630	408,313
Notes payable through brokerage and simultaneous transactions	16,009	17,799
Other payable obligations	76,061	58,921
Withheld VAT	2,216	1,887
Accounts payable by insurance companies	9,142	13,873
Other liabilities	125,872	47,004
Total	784,785	745,363

(1)	Guarantee deposits (margin accounts) correspond to collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when the mark to market from derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in a delivery or reception of collateral for the Bank.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 80

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)    Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of June 30, 2018, the Bank and its subsidiaries have provisions for this item for Ch$778 million and Ch$0 million, respectively (Ch$1,214 million and Ch$0 million as of December 31, 2017) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

As of June 30, 2018, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

The case “Echeverría with Santander Corredora” (currently Santander Corredores de Bolsa Ltda.), followed before the 21st Civil Court of Santiago, Case C-21,366-2014, on compensation for damages for faults in the purchase of shares. With regard to its actual situation as of December 31, 2017, Santander Corredores de Bolsa Limitada requested the Court to declare the proceeding abandoned due to the pending actions of the plaintiff, a situation that is pending for the Court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF 5,111 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

b)    Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank’s overall risk.

The following table shows the Bank’s contractual obligations to issue loans:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Letters of credit issued	220,508	201,699
Foreign letters of credit confirmed	75,794	75,499
Performance guarantees	1,897,826	1,823,793
Personal guarantees	124,470	81,577
Subtotal	2,318,598	2,182,568
On demand credit lines	8,654,598	8,135,489
Other irrevocable credit commitments	371,035	260,691
Total	11,344,231	10,578,748

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 81

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Third party operations
Collections	231,514	175,200
Transferred financial assets managed by the Bank	28,608	33,278
Assets from third parties managed by the Bank and its affiliates (1)	1,679,178	1,660,804
Subtotal	1,939,300	1,869,282
Custody of securities
Securities held in custody	428,899	383,002
Securities held in custody deposited in other entity	918,332	760,083
Issued securities held in custody	21,170,423	22,046,700
Subtotal	22,517,654	23,189,785
Total	24,456,954	25,059,067

(1) The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”, as of June 30, 2018, the balance for this was Ch$1,679,143 million (Ch$1,660,768 million at December 31, 2017).

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N °4505199 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage for 50,000,000 USD per claim with an annual limit of 100,000,000 USD, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2018.

Santander Agente de Valores Limitada

In order to ensure the correct and full compliance of all its obligations as securities agent in accordance with the provisions of articles N° 30 and following of Law N° 18,045, on Stock Market, the company constituted a guarantee for 4,000 UF with insurance policy N° 216113821 taken with the Insurance Company of Crédito Continental S.A. and whose maturity is December 19, 2018.

Santander Corredores de Bolsa Limitada

i) As of June 30, 2018, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio for a total of Ch$ 21,074,054 (Ch$ 25,218,779 as of December 31, 2017).

ii) Additionally, as of June 30, 2018, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 6,350,000 (Ch$ 5,000,000 as of December 31, 2017).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N°18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,014,160 as of June 30, 2018 (Ch$ 1,014,400 as of December 31, 2017).

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 82

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N° 4461903, which covers 500 UF, and the professional liability policy for insurance brokers N°4462082 for an amount equivalent to UF 60,000, were contracted with the Compañía de Seguros Generales Chilena Consolidada S.A. both are valid from April 15, 2018 to April 14, 2019.

iii) The Company maintains a guarantee slip with Banco Santander-Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander-Chile. This amounts to 10,000 UF for each portfolio respectively, both with an expiration date of July 31, 2019. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, which amounts to 200 UF and 3,000 UF with the same financial institution, both with an expiration date as of December 31, 2018.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 83

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 21

EQUITY

a)	Capital

As of June 30, 2018 and December 31, 2017 the Bank had 188,446,126,794 shares outstanding amounting to Ch$ 891,303 million. All of which are subscribed for and paid in full. All shares have the same rights, and have no preferences or restrictions.

The movement in shares for the period of June 30, 2018 and December 31, 2017 is the following:

	Shares
	As of June 30,	As of December 31,
	2018	2017

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of June 30, 2018 and December 31, 2017 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of June 30, 2018 the shareholder composition is the following:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank of New York Mellon	-	28,135,498,471	28,135,498,471	14,93
Banks on behalf of third parties	14,771,223,510	-	14,771,223,510	7,84
Pension funds (AFP) on behalf of third parties	8,309,683,925	-	8,309,683,925	4,41
Stock brokers on behalf of third parties	4,399,737,440	-	4,399,737,440	2,33
Other minority holders	6,236,982,180	-	6,236,982,180	3,31
Total	160,310,628,323	28,135,498,471	188,446,126,794	100,00

(*)        American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 84

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 21

EQUITY, continued

As of December 31, 2017 the shareholder composition is the following:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S,A,	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	31,238,866,071	31,238,866,071	16.58
Banks on behalf of third parties	13,892,691,988	-	13,892,691,988	7.37
Pension fund (AFP) on behalf of third parties	6,896,552,755	-	6,896,552,755	3.66
Stock brokers on behalf of third parties	3,762,310,365	-	3,762,310,365	2.00
Other minority holders	6,062,704,347	-	6,062,704,347	3.21
Total	157,207,260,723	31,238,866,071	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U,S, securities markets,

b)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

c)	Diluted earnings per share and basic earnings per share

As of June 30, 2018 and December 31, 2017, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	305,531	292,811
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	1,621	1.554

b) Diluted earnings per share

Total attributable to equity holders of the Bank	305,531	292,811
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.621	1.554

As of June 30, 2018 and December 31, 2017, the Bank does not own instruments with dilutive effects.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 85

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 21

EQUITY, continued

d)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of June 30, 2018	As of December 31, 2017
	(Unaudited)
	MCh$	MCh$

Available for sale investments
As of January 1,	1,855	7,375
Gain (losses) on the re-valuation of available for sale investments, before tax	(6,039)	(10,384)
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	3,552	4,864
Subtotal	(2,487)	(5,520)
Total	(632)	1,855

Cash flow hedges
As of January 1,	(3,562)	2,288
Gains (losses) on the re-valuation of cash flow hedges, before tax	(33,239)	(5,850)
Reclassification and adjustments on cash flow hedges, before tax	-	-
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(33,239)	(5,850)
Total	(36,801)	(3,562)

Other comprehensive income, before tax	(37,433)	(1,707)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	170	(473)
Income tax relating to cash flow hedges	9,937	908
Total	10,107	435

Other comprehensive income, net of tax	(27,326)	(1,272)
Attributable to:
Equity holders of the Bank	(28,318)	(2,312)
Non-controlling interest	992	1,040

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 86

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 22

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No, 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 87

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 22

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of June 30, 2018 and December 31, 2017, are the following:

	Consolidated assets		Risk-weighted assets
	As of June 30, 2018	As of December 31, 2017	As of June 30, 2018	As of December 31, 2017
	(Unaudited)		(Unaudited)
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,450,015	1,452,922	-	-
Cash in process of collection	745,532	668,145	188,296	300,302
Trading investments	273,568	485,736	29,870	25,031
Investments under resale agreements	1,746	-	349	-
Financial derivative contracts (*)	1,670,921	1,014,070	1,126,577	718,426
Interbank loans, net	29,736	162,599	29,736	162,598
Loans and accounts receivables from customers, net	28,399,121	26,747,542	24,581,996	23,102,177
Available for sale investment	2,909,127	2,574,546	254,288	147,894
Investments in associates and other companies	30,292	27,585	30,292	27,585
Intangible assets	61,056	63,219	61,056	63,219
Property, plant, and equipment	230,572	242,547	230,572	242,547
Current taxes	10,623	-	1,062	-
Deferred taxes	380,610	385,608	38,061	38,561
Other assets	833,422	755,184	791,226	722,617
Off-balance-sheet assets
Contingent loans	4,512,563	4,133,897	2,581,939	2,360,877
Total	41,538,904	38,713,600	29,945,320	27,911,834

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of June 30, 2018	As of December 31, 2017	As of June 30, 2018	As of December 31, 2017
	(Unaudited)		(Unaudited)
	MCh$	MCh$	%	%

Basic capital	2,999,879	3,066,180	7.22	7.92
Effective net equity	3,826,903	3,881,252	12.78	13.91

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 88

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 23

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of June 30, 2018 (Unaudited)	Non controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	170	3	(2)	-	(2)	1
Santander Corredores de Bolsa Limitada	49.41	21,440	487	(36)	(10)	(46)	441
Santander Agente de Valores Limitada	0.97	463	75	-	-	-	75
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Subtotal		22,074	565	(38)	(10)	(48)	517

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	17,684	282	-	-	-	282
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,493	568	-	-	-	568
Subtotal		21,177	850	-	-	-	850

Total		43,251	1,415	(38)	(10)	(48)	1,367

				Other comprehensive income
As of December 31, 2017	Non-controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	167	4	-	-	-	4
Santander Corredores de Bolsa Limitada	49.00	21,000	702	470	(134)	336	1,038
Santander Agente de Valores Limitada	0.97	389	132	-	-	-	132
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Subtotal		21,557	838	470	(134)	336	1,174

Entities controlled through other considerations:
Bansa Santander S.A. (1)	100.00	17,401	10,869	-	-	-	10,869
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,925	741	-	-	-	741
Subtotal		20,326	11,610	-	-	-	11,610

Total		41,883	12,448	470	(134)	336	12,784

(1) In September 2017, Bansa Santander S.A., held a legal assignment of rights by leasing contract, which resulted in a result of $ 20,663 million before taxes ($15,197 million net of taxes).

According to what is indicated in note 1 ii) Bansa Santander S.A. is an entity controlled by the Bank for reasons other than its participation in equity, therefore the income from this company is assigned entirely to non-controlling interest.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 89

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 23

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of June 30, 2017 (Unaudited)	Non-controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	167	3	-	-	-	3
Santander Corredores de Bolsa Limitada	49.00	20,039	261	(263)	72	(191)	70
Santander Agente de Valores Limitada	0.97	555	63	-	-	-	63
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Subtotal		20,762	327	(263)	72	(191)	136

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,835	302	-	-	-	302
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,461	279	-	-	-	279
Subtotal		9,296	581	-	-	-	581

Total		30,058	908	(263)	72	(191)	717

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
				Net Income				Net Income
	Assets	Liabilities	Capital		Assets	Liabilities	Capital
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	77,193	9,665	66,374	1,154	76,177	9,803	64,937	1,437
Santander Corredores de Bolsa Limitada	102,343	58,596	42,761	986	88,711	45,855	41,424	1,432
Santander Agente de Valores Limitada	51,061	3,152	40,177	7,732	44,910	4,732	26,569	13,609
Santander S.A. Sociedad Securitizadora	374	71	350	(47)	400	50	432	(82)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,961	3,468	2,925	568	10,826	7,901	2,184	741
Bansa Santander S.A.	25,403	7,720	17,401	282	25,535	8,134	6,533	10,868
Total	263,335	82,672	169,988	10,675	246,559	76,475	142,079	28,005

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 90

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 24

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	As of June 30, 2018 and 2017, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of June 30, (Unaudited)
	2018				2017
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	493	-	-	493	515	-	-	515
Interbank loans	725	-	-	725	171	-	-	171
Commercial loans	375,711	70,582	5,701	451,994	378,553	58,869	5,118	442,540
Mortgage loans	160,983	122,416	222	283,621	159,395	103,895	197	263,487
Consumer loans	290,676	207	2,955	293,838	310,487	246	2,374	313,107
Investment instruments	35,986	13,865	-	49,851	42,885	433	-	43,318
Other interest income	6,328	2,985	-	9,313	6,252	524	-	6,776

Interest income without income from hedge accounting	870,902	210,055	8,878	1,089,835	898,258	163,967	7,689	1,069,914

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of June 30, 2018 and December 31, 2017, the suspended interest and adjustments income consists of the following:

	As of June 30, 2018			As of December 31, 2017
	(Unaudited)
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,642	7,656	20,298	12,709	7,703	20,412
Mortgage loans	2,941	5,665	8,606	2,871	4,999	7,870
Consumer loans	4,456	363	4,819	5,084	377	5,461

Total	20,039	13,684	33,723	20,664	13,079	33,743

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 91

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 24

INTEREST INCOME, continued

c)	As of June 30, 2018 and 2017, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of June 30, (Unaudited)
	2018			2017
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(6,238)	(539)	(6,777)	(6,152)	(487)	(6,639)
Repurchase agreements	(2,219)	-	(2,219)	(4,023)	-	(4,023)
Time deposits and liabilities	(152,316)	(16,738)	(169,054)	(183,010)	(14,648)	(197,658)
Interbank borrowings	(15,334)	-	(15,334)	(11,649)	-	(11,649))
Issued debt instruments	(117,019)	(62,972)	(179,991)	(111,571)	(54,869)	(166,440)
Other financial liabilities	(1,442)	(53)	(1,495)	(1,465)	(317)	(1,782)
Other interest expense	(3,277)	(4,500)	(7,777)	(2,497)	(3,346)	(5,843)
Interest expense without expenses from hedge accounting	(297,845)	(84,802)	(382,647)	(320,367)	(73,667)	(394,034)

d)	As of June 30, 2018 and 2017, the income and expense from interest is as follows:

	As of June 30, (Unaudited)
	2018	2017
Items	MCh$	MCh$

Interest income less income from hedge accounting	1,089,835	1,069,914
Interest expense less expense from hedge accounting	(382,647)	(394,034)

Net Interest income (expense) from hedge accounting	707,188	675,880

Hedge accounting (net)	(7,143)	(13,271)

Total net interest income	700,045	662,609

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile 92

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 25

FEES AND COMMISSIONS

a)	Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument’s effective interest rate:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	3,202	2,914
Fees and commissions for guarantees and letters of credit	16,332	18,210
Fees and commissions for card services	111,743	101,662
Fees and commissions for management of accounts	16,532	15,722
Fees and commissions for collections and payments	23,315	22,381
Fees and commissions for intermediation and management of securities	5,203	4,913
Fees and commissions for insurance marketing	18,824	19,266
Office banking	8,013	7,561
Fees for other services rendered	22,531	20,809
Other fees earned	20,853	17,424
Total	246,548	230,862

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(81,816)	(72,888)
Fees and commissions for securities transactions	(485)	(405)
Office banking	(3,671)	(7,920)
Other fees	(6,258)	(4,988)
Total	(92,230)	(86,201)

Net fees and commissions income	154,318	144,661

The fees earned in transactions with letters of credit are presented in the Consolidated Interim Statement of Income in the item “Interest income”.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    93

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 25

FEES AND COMMISSIONS, continued

b)	Income and expenses from commissions that are generated through the different segments of the business are presented in the following chart as well as the calendar which recognizes ordinary activity income.

	Segments					Calendar recognizing ordinary activity income
As of June 30, 2018 (Unaudited)	Retail Banking	Middle Market	Global Corporate Banking	Others	Total	Transfered through time	Transfered in an exact moment	Accrual model
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	2,895	101	208	(2)	3,202	3,202	-	-
Fees and commissions for guarantees and letters of credit	5,485	7,827	2,967	53	16,332	16,332	-	-
Fees and commissions for card services	107,703	3,418	582	40	111,743	10,999	100,744	-
Fees and commissions for management of accounts	14,904	1,236	391	1	16,532	16,532	-	-
Fees and commissions for collections and payments	31,055	845	249	(8,834)	23,315	-	21,800	1,515
Fees and commissions for intermediation and management of securities	2,296	15	3,588	(696)	5,203	-	5,203	-
Fees and commissions for insurance marketing	-	-	-	18,824	18,824	-	-	18,824
Office banking	5,896	1,844	271	2	8,013	-	8,013	-
Fees for other services rendered	20,179	1,905	425	22	22,531	-	22,531	-
Other fees earned	2,946	4,802	13,050	55	20,853	-	20,853	-
Totals	193,359	21,993	21,731	9,465	246,548	47,065	179,144	20,339

Fee and commission expense
Compensation for card operations	(79,861)	(1,644)	(158)	(153)	(81,816)	-	(81,816)	-
Fees and commissions for securities transactions	(169)	(3)	(378)	65	(485)	-	(485)	-
Office banking	(2,357)	(764)	(544)	(6)	(3,671)	-	(3,671)	-
Other fees	866	(1,385)	(1,992)	(3,747)	(6,258)	-	(6,258)	-
Totals	(81,521)	(3,796)	(3,072)	(3,841)	(92,230)	-	(92,230)	-
Net fees and commissions income	111,838	18,197	18,659	5,624	154,318	47,065	86,914	20,339

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    94

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 26

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

As of June 30, 2018 and 2017, the detail of income from financial operations is as follows:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(21,729)	(497)
Trading investments	6,866	6,675
Sale of loans and accounts receivables from customers
Current portfolio	70	2,647
Charged-off portfolio	729	1,040
Available for sale investments	6,472	(3,197)
Repurchase of issued bonds (1)	(334)	(381)
Other profit and loss from financial operations	(927)	(1,388)
Total	(8,853)	4,899

(1) As of June 30, 2018 the Bank hasn’t made any repurchases of bonds, see Note 3.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    95

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 27

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of June 30, 2018 and 2017, net foreign exchange income is as follows:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	(83,651)	(91,278)
Hedging derivatives	129,202	159,199
Income from assets indexed to foreign currency	5,124	(693)
Income from liabilities indexed to foreign currency	(41)	10
Total	50,634	67,238

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    96

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 28

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses registered for June 30, 2018 and 2017 is the following:

		Loans and accounts receivable from customers
As of June 30, 2018 (Unaudited)	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(6,944)	(11,089)	(5,351)	(44,522)	-	-	(67,906)
Provisions established	(41)	(32,843)	(40,920)	(7,786)	(94,558)	(2,776)	(1,239)	(180,163)
Total provisions and charge-offs	(41)	(39,787)	(52,009)	(13,137)	(139,080)	(2,776)	(1,239)	(248,069)
Provisions released (*)	68	14,520	4,201	4,895	20,860	1,832	1,030	47,406
Recovery of loans previously charged-off	-	5,621	10,335	9,492	19,808	-	-	45,257
Net charge to income	27	(19,646)	(37,473)	1,250	(98,412)	(944)	(209)	(155,406)

		Loans and accounts receivable from customers
As of June 30, 2017 (Unaudited)	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Total
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	-	(8,121)	(26,183)	(8,782)	(54,417)	-	-	(97,503)
Provisions established	(194)	(35,723)	(44,441)	(9,735)	(80,086)	(4,741)	(2,120)	(177,040)
Total provisions and charge-offs	(194)	(43,844)	(70,624)	(18,517)	(134,503)	(4,741)	(2,120)	(274,543)
Provisions released (*)	264	44,994	6,064	10,289	14,918	6,421	1,136	84,086
Recovery of loans previously charged-off	-	3,196	11,803	5,115	19,971	-	-	40,085
Net charge to income	70	4,346	(52,757)	(3,113)	(99,614)	1,680	(984)	(150,372)

b)	The detail for Charge-off to individually significant loans, is the following:

	Loans and accounts receivable from customers
As of June 30, 2018 (Unaudited)	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	21,425	43,254	11,435	134,098	210,212
Provision applied	(14,481)	(32,165)	(6,084)	(89,576)	(142,306)
Net charge offs of individually significant loans	6,944	11,089	5,351	44,522	67,906

	Loans and accounts receivables from customers
As of June 30, 2017 (Unaudited)	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Loan charge-off	33,493	46,520	10,067	121,944	212,024
Provision applied	(25,372)	(20,337)	(1,285)	(67,527)	(114,521)
Net charge offs of individually significant loans	8,121	26,183	8,782	54,417	97,503

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    97

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 29

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

As of June 30, 2018 and 2017, the composition for personnel salaries and expenses is the following:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Personnel compensation	125,176	120,364
Bonuses or gratuities	38,267	37,804
Stock-based benefits	(76)	560
Seniority compensation	5,962	12,870
Pension plans	565	252
Training expenses	1,940	1,510
Day care and kindergarden	1,606	1,437
Health and welfare funds	2,979	2,807
Other personnel expenses	17,158	16,422
Total	193,577	194,026

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    98

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 30

ADMINISTRATIVE EXPENSES

As of June 30, 2018 and 2017, the composition for administrative expenses is the following:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

General administrative expenses	75,148	69,338
Maintenance and repair of property, plant and equipment	11,122	10,046
Office lease	14,659	13,573
Equipment lease	66	89
Insurance premiums	1,598	1,650
Office supplies	3,245	3,941
IT and communication expenses	21,746	18,732
Lighting, heating, and other utilities	2,794	2,606
Security and valuables transport services	6,261	6,621
Representation and personnel travel expenses	2,500	2,350
Judicial and notarial expenses	449	499
Fees for technical reports and auditing	4,776	4,257
Other general administrative expenses	5,932	4,974
Outsourced services	33,878	27,316
Data processing	16,757	18,121
Archive service	461	494
Valuation service	1,451	1,367
Outsourced staff	5,753	2,631
Other	9,456	4,703
Board expenses	639	636
Marketing expenses	8,494	8,928
Taxes, payroll taxes, and contributions	6,706	6,647
Real estate taxes	839	840
Patents	829	842
Other taxes	3	17
Contributions to SBIF	5,035	4,948
Total	124,865	112,865

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    99

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 31

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during June 30, 2018 and 2017 are detailed below:

	As June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Depreciation and amortization
Property, plant, and equipment depreciation	(26,409)	(25,791)
Intangible assets amortization	(12,031)	(10,610)
Total depreciation and amortization	(38,440)	(36,400)
Property, plant and equipment impairment	(39)	(349)
Intangible impairment	-	-
Totales	(38,479)	(36,749)

As of June 30, 2018, the impairment amount of fixed assets amounts to $39 million ($349 million as of June 30, 2017), mainly due to ATM looting.

b)	The changes in book value due to depreciation and amortization for June 30, 2018 and 2017 are the following:

	Depreciation and amortization
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2018	(290,931)	(261,828)	(552,759)
Depreciation and amortization for the period	(26,409)	(12,031)	(38,440)
Sales and disposals in the period	30	-	30
Other	-	-	-
Balance as of June 30, 2018 (Unaudited)	(317,310)	(273,859)	(591,169)

	Depreciation and amortization
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(235,622)	(239,628)	(475,250)
Depreciation and amortization for the period	(25,791)	(10,610)	(36,400)
Sales and disposals in the period	-	-	-
Other	-	-	-
Balance as of June 30, 2017 (Unaudited)	(261,413)	(250,238)	(511,650)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    100

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 32

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is conformed by the following concepts:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,335	1,466
Recovery of charge-offs and income from assets received in lieu of payment	8,971	8,513
Other income from assets received in lieu of payment	910	4,982
Subtotal	12,216	14,961
Provisions released due to contingencies (1)		8,553
Subtotal	11,576	8,553
Other income
Leases	122	133
Income from sale of property, plant and equipment	250	1,105
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	144	1,095
Other	256	3,221
Subtotal	772	5,554

Total	24,564	29,068

(1) The bank maintained provisions due to contingencies according to IAS 37, which resulted in favor of the bank.

b)	Other operating expenses is conformed by the following concepts:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	7,879	16,831
Provisions on assets received in lieu of payment	1,177	2,463
Expenses for maintenance of assets received in lieu of payment	780	1,123
Subtotal	9,836	20,417

Credit card expenses	1,759	1,468
Customer services	1,606	1,390
Other expenses
Operating charge-offs	280	1,503
Life insurance and general product insurance policies	1,925	12,475
Additional tax on expenses paid overseas	-	-
Gain (Loss) for sale of PP&E	21	-
Provisions for contingencies	31	-
Expense for the Retail Association	442	400
Other	3,952	16,345
Subtotal	6,651	30,723

Total	19,852	53,998

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    101

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE N°33

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”. However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e. Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Companies with relation to the Santander Group

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    102

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE N°33

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	123,748	449	3,529	7,622	80,076	771	3,947	7,793
Mortgage loans	-	-	20,408	-	-	-	18,796	-
Consumer loans	-	-	5,152	1	-	-	4,310	-
Loans and account receivable	123,748	449	29,089	7,623	80,076	771	27,053	7,793

Provision for loan losses	(320)	(9)	(167)	(60)	(209)	(9)	(177)	(18)
Net loans	123,428	440	28,922	7,563	79,867	762	26,876	7,775

Guarantees	429,852	-	24,494	6,020	361,452	-	23,868	7,164

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	8,212	-	-	51	19,251	-	-	33
Performance guarantees	432,323	-	-	-	377,578	-	-	-
Contingent loans	440,535	-	-	51	396,829	-	-	33

Provision for contingent loans	(2)	-	-	-	(4)	-	-	1

Net contingent loans	440,533	-	-	51	396,825	-	-	34

Loans regarding activity with related parties during the periods of 2018 and is the following:

	As of June 30, 2018				As of December 31, 2017
	(Unaudited)
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	476,906	771	27,051	7,826	546,058	532	26,423	7,100
Loans granted	128,498	13	6,412	88	78,214	318	7,777	1,050
Loan payments	(41,121)	(335)	(4,375)	(239)	(147,366)	(79)	(7,149)	(324)

Total	564,283	449	29,088	7,675	476,906	771	27,051	7,826

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    103

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of June 30, 2018			As of December 31, 2017
	(Unaudited)
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	56,529	-	-	-	74,949	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	295,243	121,588	-	-	545,028	86,011	-	14
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	113,375	83,009	-	-	8,480	118,136	-	-

Liabilities
Deposits and other demand liabilities	25,826	11,040	3,585	363	24,776	25,805	2,470	221
Obligations under repurchase agreements	17,678	-	422	119	50,945	-	-	-
Time deposits and other time liabilities	1,576,428	-	5,852	62	785,988	27,968	3,703	3,504
Financial derivative contracts	456,674	70,693	-	-	418,647	142,750	-	7,190
Bank obligation	-	-	-	-	-	-	-	-
Issued debts instruments	497,508	-	-	-	482,626	-	-	-
Other financial liabilities	4,731	-	-	-	4,919	-	-	-
Other liabilities	95,306	122,345	-	-	164,303	58,168	-	-

c)	Recognized income (expense) with related parties

	As of June 30, (Unaudited)
	2018				2017
	Companies with relation to the Santander Group	Associated companies	Key personnel	Other	Companies with relation to the Santander Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(20,866)	(124)	615	260	(13,098)	15	650	233
Fee and commission income and expenses	(12,043)	5,603	79	13	20,859	150	116	17
Net income (expense) from financial operations and foreign exchange transactions (*)	(247,522)	42,302	12	(2)	70,404	(8,954)	1	(1)
Other operating income and expenses	542	(360)	-	-	487	(1,470)	-	-
Key personnel compensation and expenses	-	-	(9,202)	-	-	-	(18,077)	-
Administrative and other expenses	(19,241)	(26,351)	-	-	(17,995)	(25,685)	-	-

Total	(299,130)	21,070	(8,496)	271	60,657	(35,944)	(17,310)	249

(*) Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    104

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 33

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Interim Statements of Income, and detailed as follows:

	As of June 30, (Unaudited)
	2018	2017
	MCh$	MCh$

Personnel compensation	8,559	8,548
Board member’s salaries and expenses	611	602
Bonuses or gratuity	7,772	6,894
Compensation in stock	(76)	560
Training expenses	109	57
Seniority compensation	841	666
Health funds	142	140
Other personnel expenses	437	358
Pension Plans	565	252
Total	18,960	18,077

e)	Composition of key personnel

As of June 30, 2018 and December 31, 2017, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of June 30, 2018	As of December 31, 2017
	(Unaudited)

Directors	11	11
Division managers	12	13
Managers	118	109
Total key personnel	141	133

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    105

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community, In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of June 30, 2018 and December 31, 2017:

	As of June 30, 2018 (Unaudited)		As of December 31, 2017
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	273,568	273,568	485,736	485,736
Financial derivative contracts	2,233,818	2,233,818	2,238,647	2,238,647
Loans and accounts receivable from customers and interbank loans, (net)	28,428,857	31,445,639	26,910,141	28,518,929
Investments available for sale	2,909,127	2,909,127	2,574,546	2,574,546
Guarantee deposits (margin accounts)	389,847	389,847	323,767	323,767

Liabilities
Deposits and interbank borrowings	22,362,564	22,429,792	21,380,468	20,887,959
Financial derivative contracts	2,072,108	2,072,108	2,139,488	2,139,488
Issued debt instruments and other financial liabilities	8,269,942	8,861,008	7,335,683	7,487,591
Guarantees received (margin accounts)	397,630	397,630	408,313	408,313

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Operations pending settlement, trading investments, available for sale investment instruments, repurchase agreements and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of less than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    106

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve, volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Fair value and hierarchy measurement

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile    107

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX, There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile  108

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of June 30, 2018 and December 31, 2017.

	Fair value measurement
As of June 30, (Unaudited)	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	273,568	263,893	9,675	-
Available for sale investments	2,909,127	2,886,833	21,626	668
Derivatives	2,233,818	-	2,220,811	13,007
Guarantee deposits (margin accounts)	389,847	389,847	-	-
Total	5,806,360	3,540,573	2,252,112	13,675

Liabilities
Derivatives	2,072,108	-	2,072,108	-
Guarantees received (margin accounts)	397,630	397,630	-	-
Total	2,469,738	397,630	2,072,108	-

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	481,642	4,094	-
Available for sale investments	2,574,546	2,549,226	24,674	646
Derivatives	2,238,647	-	2,216,306	22,341
Guarantee deposits (margin accounts)	323,767	323,767	-	-
Total	5,622,696	3,354,635	2,245,074	22,987

Liabilities
Derivatives	2,139,488	-	2,139,481	7
Guarantees received (margin accounts)	408,313	408,313	-	-
Total	2,547,801	408,313	2,139,481	7

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile  109

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities that aren’t measured at fair value in the consolidated financial statements. Their fair value is shown as of June 30, 2018 and December 31, 2017:

	Fair value measurement
As of June 30, (Unaudited)	2018	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable and Interbank Loans	31,445,639	-	-	31,445,639
Total	31,445,639	-	-	31,445,639

Liabilities
Deposits and Interbank borrowing	22,429,792	-	22,429,792	-
Issued debt instruments and other liabilities	8,861,008	-	8,861,008	-
Total	31,290,800	-	31,290,800	-

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable and Interbank Loans	28,518,929	-	-	28,518,929
Total	28,518,929	-	-	28,518,929

Liabilities
Deposits and Interbank borrowing	20,887,959	-	20,887,959	-
Issued debt instruments and other liabilities	7,487,591	-	7,487,591	-
Total	28,375,550	-	28,375,550	-

There weren’t any transfers made between level 1 and 2 for the periods ended as of June 30, 2018 and December 31, 2017.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of June 30, 2018 and 2017:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2018	22,987	7
Total realized and unrealized profits (losses)
Included in statement of income	(9,334)	(7)
Included in other comprehensive income	22	-
Purchases, issuances, and loans (net)	-	-

As of June 30, 2018 (Unaudited)	13,675	-

Total profits or losses included in comprehensive income as of June 30, 2018 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2017	(9,312)	(7)

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile  110

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	40,034	43

Total realized and unrealized profits (losses)
Included in statement of income	(2,026)	(28)
Included in other comprehensive income	27	-
Purchases, issuances, and loans (net)	-	-

As of June 30, 2017 (Unaudited)	38,035	15

Total profits or losses included in comprehensive income at June 30, 2017 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016	(1,999)	(28)

The realized and unrealized profits (losses) included in comprehensive income for 2018 and 2017, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Interim Statement of Comprehensive Income in the associate line item.

The potential effect as of June 30, 2018 and 2017 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2018 and 2017:

	As of June 30, 2018 (Unaudited)
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	1,947,726	-	1,947,726	286,092	2,233,818
Investments under resale agreements	1,746	-	1,746	-	1,746
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	28,428,857	28,428,857
Total	1,949,472	-	1,949,472	28,714,949	30,664,421
Liabilities
Financial derivative contracts	1,735,555	-	1,735,555	336,553	2,072,108
Investments under resale agreements	110,585	-	110,585	-	110,585
Déposits and interbank borrowings	-	-	-	22,362,564	22,362,564
Total	1,846,140	-	1,846,140	22,699,117	24,545,257

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile  111

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 34

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

	As of December 31, 2017
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts	2,029,657	-	2,029,657	208,990	2,238,647
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,910,141	26,910,141
Total	2,029,657	-	2,029,657	27,119,131	29,148,788
Liabilities
Financial derivative contracts	1,927,654	-	1,927,654	211,834	2,139,488
Investments under resale agreements	268,061	-	268,061	-	268,061
Déposits and interbank borrowings	-	-	-	21,380,467	21,380,467
Total	2,195,715	-	2,195,715	21,592,301	23,788,016

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile  112

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF JUNE 30, 2018 AND 2017 AND DECEMBER 31, 2017

NOTE 35

SUBSEQUENT EVENTS

During an extraordinary session held on July 12, 2018, the board agreed on the following:

–	Due to the resignation of substitute director Raimundo Monge Zegers, the board has named Oscar Von Chrismar Carvajal in his replacement, who was previously a principal director.
–	Rodrigo Vergara Montes has been named independent director.
–	Mr. Rodrigo Vergara Montes was named First Vicepresident and Orlando Poblete Iturrate was named Second Vicepresident.

There are no other subsequent events to be disclosed that occurred between July 1, 2018 and the date of issuance of these Interim Consolidated Financial Statements (July 30, 2018).

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Consolidated Interim Financial Statements June 2018 / Banco Santander-Chile  113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: September 4, 2018